Exhibit 99.2

PURCHASE AGREEMENT

THIS AGREEMENT (this "**Agreement**") is made and entered into as of February 13, 2007, by and between "1920 Main Plaza Owner," "2010 Main Plaza Owner," "Inwood Park Owner," "1201 Dove Street Owner," "18301 Von Karman Owner," "18581 Teller Owner," "2600 Michelson Owner," "Fairchild Corporate Center Owner," "Redstone Plaza Owner," "Tower 17 Owner," "500 Orange Tower Owner," "Stadium Towers Owner," "Brea Financial Commons Owner," "1100 Executive Tower Owner," "Lincoln Town Center Owner," "3800 Chapman Owner," "City Parkway Owner," "City Plaza Owner," "City Tower Owner," "Bixby Ranch Owner," "Griffin Towers Owner," "Inwood Park II Development Parcel Owner," "Citibank Owner," "City Tower II Development Owner," "500 Orange Center Development Owner," "Stadium Towers II Development Owner," "550 South Hope Owner," "Brea Corporate Place Leasehold Owner" and "Two California Plaza Leasehold Owner," as parties of the first part (as such quoted terms are defined in Schedule 1) (each individually called a "**Seller**" and collectively called "**Sellers**") and MAGUIRE PROPERTIES, L.P., a Maryland limited partnership ("**Buyer**"), as party of the second part.

R E C I T A L S

Sellers desire to sell, and Buyer desires to purchase, the "Property" (as hereinafter defined) on the terms and conditions hereinafter documented.

NOW, THEREFORE, in consideration of the mutual undertakings of the parties hereto, it is hereby agreed as follows:

1. Certain Defined Terms

. As used herein:

1.1 "**Bargained Employees**" shall mean those individuals who are employed on a full-time or part-time basis by the EOP Operating Partnership or its subsidiaries, at the Property, the terms and conditions of whose employment is subject to a Union Agreement.

1.2 "**Closing Documents**" shall mean any certificate, instrument or other document delivered pursuant to this Agreement.

1.3 "**Due Diligence Materials**" shall mean all documents, materials, data, analyses, reports, studies and other information pertaining to or concerning the Property, the "Underlying Properties" (as such quoted term is hereinafter defined) or the purchase of the Property, to the extent the same have been delivered to or made available for review by Buyer or any "Buyer Representative" (as hereinafter defined), and shall include (a) all documents, materials, data, analyses, reports, studies and other information available for review on or before the date of this Agreement through an on-line data website, (b) all information disclosed in the SEC Reports, and (c) all information disclosed in the real estate records of the applicable jurisdictions in which the Underlying Properties are located.

1.4 "**Earliest Target Closing Date**" shall mean April 23, 2007.

1.5 "**Employees**" shall mean all individuals who are employed on a full-time or part-time basis by EOP Operating Partnership or its subsidiaries at the Fee Properties and the Leasehold Properties, other than the Bargained Employees. For the avoidance of doubt, none of the Management Personnel shall be deemed to be Employees for purposes of this Agreement.

1.6 "**EOP Operating Partnership**" shall mean EOP Operating Limited Partnership, a Delaware limited partnership.

1.7 "**ERISA**" shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.8 **Existing Loan**" shall mean the loan encumbering portions of the Property obtained by Sellers in connection with the Merger (as hereinafter defined).

1.9 **Existing Loan Documents**" shall mean the documents evidencing, securing or otherwise governing the Existing Loan.

1.10 "**Governmental Entity**" shall mean any United States national, federal, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body or self regulated entity.

1.11 "**Latest Target Closing Date**" shall mean May 23, 2007.

1.12 "**Laws**" shall mean any binding domestic or foreign laws, statutes, ordinances, rules, resolutions, regulations, codes or executive orders enacted, issued, adopted, promulgated, applied, or hereinafter imposed by any Governmental Entity, including, without limitation, building, zoning and environmental protection, as to the use, occupancy, subdivision, development, conversion or redevelopment of the Property.

1.13 "**Leasing Costs**" shall mean, with respect to a particular "Lease" (as hereinafter defined), all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the initial construction obligations of the landlord under such Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), "tenant allowances" in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Lease to the landlord under another lease (i.e., lease buyout costs), costs of base building work, free rent and other similar inducements, relocation costs, temporary leasing costs, leasing commissions, brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense.

1.14 "**Liens**" shall mean any liens, mortgages, pledges, security interests, claims, options, rights of first offer or refusal, charges, conditional or installment sale contracts, claims of third parties of any kind or other encumbrances.

1.15 "**Material Adverse Effect**" shall mean an effect, event, development or change that, individually or in the aggregate with all other effects, events, developments or changes, is materially adverse to the assets, business, entitlements, results of operations or financial condition of the Property, taken as a whole, other than any effect, event, development or change arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Underlying Properties are operated (unless, and only to the extent, such effect, event, development or change affects the Property in a disproportionate manner as compared to other properties in the geographic regions affected by such effect, event, development or change), (c) changes in GAAP, (d) the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, venture partners or employees, (e) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (unless, and only to the extent, such effect, event, development or change affects the Property in a disproportionate manner as compared to other properties in the geographic regions affected by such effect, event, development or change), (f) earthquakes, hurricanes or other natural disasters (unless, and only to the extent, such effect, event, development or change affects the Property, in a disproportionate manner as compared to other properties in the geographic regions affected by such effect, event, development or change), or (g) any action taken by or at the request or with the consent of Buyer.

1.16 "**Multiemployer Plan**" shall mean the Central Pension Fund of the International Union of Operating Engineers.

1.17 "**Permitted Liens**" shall mean (i) Liens for real estate taxes and assessments not yet delinquent; (ii) inchoate mechanics' and materialmen's Liens for construction in progress as of the Closing Date; (iii) inchoate workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course; (iv) zoning restrictions, discrepancies, conflicts in boundary lines, shortages in area, encroachments and any state of facts which an accurate survey of any Underlying Property would show; (v) utility easements, rights of way and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality and that do not interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (vi) any title exception disclosed in any title insurance policy, title report, or title commitment or survey included in the Due Diligence Materials or provided to or obtained by Buyer; (vii) the printed exceptions in the standard forms of title insurance issued in the jurisdictions in which each Underlying Property is located; (viii) any matter which is insured over in any title insurance policy obtained by Buyer without additional cost to Buyer or which cost is paid by Sellers; (ix) subject to the adjustments provided for herein, any service, installation, connection, or maintenance charge due after Closing and charges for sewer, water, electricity, telephone, cable television or gas; (x) rights of vendors and holders of security interests on personal property installed on the Property by tenants and rights of tenants to remove fixtures at the expiration of the term of the Leases of such tenants; (xi) rights of tenants under the Leases, as tenants only; (xii) Liens and obligations arising under the contracts affecting the Property that have been disclosed to Buyer (including the Leases and the "Service Agreements" [as hereinafter defined]); (xiii) Laws; and (xiv) any other Lien that does not interfere materially with the current use of the Property (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of the Property; provided, however, that Permitted Liens shall not include as of Closing unless a national title insurance company is willing to insure over the same [A] encumbrances that secure the Existing Loan, and [B] mortgages and deeds of trust affecting the Property.

1.18 "**Plans**" shall mean all material "employee benefit plans" (as defined in Section 3(3) of ERISA) and material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements for the benefit of any Employee.

1.19 "**SEC Reports**" shall mean, collectively, those certain forms, reports and documents (including all exhibits) filed with the Securities and Exchange Commission by the EOP Operating Partnership and Equity Office Properties Trust since January 1, 2004.

1.20 "**Taxes**" shall mean (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including (x) taxes imposed on, or measured by, income, franchise, sales, profits or gross receipts, and (y) value added, alternative or add-on minimum, ad valorem, gains, capital gains, sales, goods and services, use, personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), disability, registration, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and (ii) any transferee or successor liability in respect of any items described in the foregoing clause (i), but specifically excluding all real property taxes on the Underlying Properties.

1.21 "**WARN**" shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law.

2. Purchase and Sale

. Upon the terms and conditions hereinafter set forth, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Property. As used herein, "**Property**" means collectively: (x) 1920 Main Plaza Property, 2010 Main Plaza Property, Inwood Park Property, 1201 Dove Street Property, 18301 Von Karman Property, 18581 Teller Property, 2600 Michelson Property, Fairchild Corporate Center Property, Redstone Plaza Property, Tower 17 Property, 500 Orange Tower Property, Stadium Towers Property, Brea Financial Commons Property, 1100 Executive Tower Property, Lincoln Town Center Property, 3800 Chapman Property, City Parkway Property, City Plaza Property, City Tower Property, Bixby Ranch Property, Griffin Towers Property, Inwood Park II Development Parcel Property, Citibank Property, City Tower II Development Property, 500 Orange Center Development Property, Stadium Towers II Development Property and 550 South Hope Property (each a "**Fee Property**" and collectively, the "**Fee Properties**"); and (y) Brea Corporate Place Leasehold Property and Two California Plaza Leasehold Property (each a "**Leasehold Property**" and collectively, the "**Leasehold Properties**").

A. Each Fee Property and Leasehold Property is herein individually called a "**Subject Property**" and, together, they are collectively herein called the "**Subject Properties**".

(1) "**1920 Main Plaza Property**" means all right, title and interest of 1920 Main Plaza Owner in (a) the land (the "**1920 Main Plaza Land**") described in Exhibit "A-1", (b) the Appurtenances appertaining thereto (the "**1920 Main Plaza Appurtenances**"), (c) the Improvements thereon (the "**1920 Main Plaza Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**1920 Main Plaza Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**1920 Main Plaza Intangible Property**").

(2) "**2010 Main Plaza Property**" means all right, title and interest of 2010 Main Plaza Owner in (a) the land (the "**2010 Main Plaza Land**") described in Exhibit "A-2", (b) the Appurtenances appertaining thereto (the "**2010 Main Plaza Appurtenances**"), (c) the Improvements thereon (the "**2010 Main Plaza Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**2010 Main Plaza Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**2010 Main Plaza Intangible Property**").

(3) "**Inwood Park Property**" means all right, title and interest of Inwood Park Owner in (a) the land (the "**Inwood Park Land**") described in Exhibit "A-3", (b) the Appurtenances appertaining thereto (the "**Inwood Park Appurtenances**"), (c) the Improvements thereon (the "**Inwood Park Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Inwood Park Personal Property**"), and (e) the Intangible Property

used in connection therewith (the "**Inwood Park Intangible Property**").

(4) "**1201 Dove Street Property**" means all right, title and interest of 1201 Dove Street Owner in (a) the land (the "**1201 Dove Street Land**") described in Exhibit "A-4", (b) the Appurtenances appertaining thereto (the "**1201 Dove Street Appurtenances**"), (c) the Improvements thereon (the "**1201 Dove Street Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**1201 Dove Street Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**1201 Dove Street Intangible Property**").

(5) "**18301 Von Karman Property**" means all right, title and interest of 18301 Von Karman Owner in (a) the land (the "**18301 Von Karman Land**") described in Exhibit "A-5", (b) the Appurtenances appertaining thereto (the "**18301 Von Karman Appurtenances**"), (c) the Improvements thereon (the "**18301 Von Karman Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**18301 Von Karman Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**18301 Von Karman Intangible Property**").

(6) "**18581 Teller Property**" means all right, title and interest of 18581 Teller Owner in (a) the land (the "**18581 Teller Land**") described in Exhibit "A-6", (b) the Appurtenances appertaining thereto (the "**18581 Teller Appurtenances**"), (c) the Improvements thereon (the "**18581 Teller Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**18581 Teller Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**18581 Teller Intangible Property**").

(7) "**2600 Michelson Property**" means all right, title and interest of 2600 Michelson Owner in (a) the land (the "**2600 Michelson Land**") described in Exhibit "A-7", (b) the Appurtenances appertaining thereto (the "**2600 Michelson Appurtenances**"), (c) the Improvements thereon (the "**2600 Michelson Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**2600 Michelson Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**2600 Michelson Intangible Property**").

(8) "**Fairchild Corporate Center Property**" means all right, title and interest of Fairchild Corporate Center Owner in (a) the land (the "**Fairchild Corporate Center Land**") described in Exhibit "A-8", (b) the Appurtenances appertaining thereto (the "**Fairchild**

Corporate Center Appurtenances"), (c) the Improvements thereon (the "**Fairchild Corporate Center Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Fairchild Corporate Center Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Fairchild Corporate Center Intangible Property**").

(9) "**Redstone Plaza Property**" means all right, title and interest of Redstone Plaza Owner in (a) the land (the "**Redstone Plaza Land**") described in Exhibit "A-9", (b) the Appurtenances appertaining thereto (the "**Redstone Plaza Appurtenances**"), (c) the Improvements thereon (the "**Redstone Plaza Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Redstone Plaza Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Redstone Plaza Intangible Property**").

(10) "**Tower 17 Property**" means all right, title and interest of Tower 17 Owner in (a) the land (the "**Tower 17 Land**") described in Exhibit "A-10", (b) the Appurtenances appertaining thereto (the "**Tower 17 Appurtenances**"), (c) the Improvements thereon (the "**Tower 17 Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Tower 17 Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Tower 17 Intangible Property**").]

(11) "**500 Orange Tower Property**" means all right, title and interest of 500 Orange Tower Owner in (a) the land (the "**500 Orange Tower Land**") described in Exhibit "A-11", (b) the Appurtenances appertaining thereto (the "**500 Orange Tower Appurtenances**"), (c) the Improvements thereon (the "**500 Orange Tower Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**500 Orange Tower Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**500 Orange Tower Intangible Property**").

(12) "**Stadium Towers Property**" means all right, title and interest of Stadium Towers Owner in (a) the land (the "**Stadium Towers Land**") described in Exhibit "A-12", (b) the Appurtenances appertaining thereto (the "**Stadium Towers Appurtenances**"), (c) the Improvements thereon (the "**Stadium Towers Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Stadium Towers Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Stadium Towers Intangible Property**").

(13) "**Brea Financial Commons Property**" means all right, title and interest of "Brea Financial Commons Owner" in (a) the land (the "**Brea Financial Commons Land**") described in Exhibit "A-13", (b) the Appurtenances appertaining thereto (the "**Brea Financial Commons Appurtenances**"), (c) the Improvements thereon (the "**Brea Financial Commons Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Brea Financial Commons Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Brea Financial Commons Intangible Property**").

(14) "**1100 Executive Tower Property**" means all right, title and interest of "1100 Executive Tower Owner" in (a) the land (the "**1100 Executive Tower Land**") described in Exhibit "A-14", (b) the Appurtenances appertaining thereto (the "**1100 Executive Tower Appurtenances**"), (c) the Improvements thereon (the "**1100 Executive Tower Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**1100 Executive Tower Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**1100 Executive Tower Intangible Property**").

(15) "**Lincoln Town Center Property**" means all right, title and interest of "Lincoln Town Center Owner" in (a) the land (the "**Lincoln Town Center Land**") described in Exhibit "A-15", (b) the Appurtenances appertaining thereto (the "**Lincoln Town Center Appurtenances**"), (c) the Improvements thereon (the "**Lincoln Town Center Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Lincoln Town Center Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Lincoln Town Center Intangible Property**").

(16) "**3800 Chapman Property**" means all right, title and interest of "3800 Chapman Owner" in (a) the land (the "**3800 Chapman Land**") described in Exhibit "A-16", (b) the Appurtenances appertaining thereto (the "**3800 Chapman Appurtenances**"), (c) the Improvements thereon (the "**3800 Chapman Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**3800 Chapman Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**3800 Chapman Intangible Property**").

(17) "**City Parkway Property**" means all right, title and interest of "City Parkway Owner" in (a) the land (the "**City Parkway Land**") described in Exhibit "A-17", (b) the Appurtenances

appertaining thereto (the "**City Parkway Appurtenances**"), (c) the Improvements thereon (the "**City Parkway Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**City Parkway Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**City Parkway Intangible Property**").

(18) "**City Plaza Property**" means all right, title and interest of "City Plaza Owner" in (a) the land (the "**City Plaza Land**") described in Exhibit "A-18", (b) the Appurtenances appertaining thereto (the "**City Plaza Appurtenances**"), (c) the Improvements thereon (the "**City Plaza Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**City Plaza Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**City Plaza Intangible Property**").

(19) "**City Tower Property**" means all right, title and interest of "City Tower Owner" in (a) the land (the "**City Tower Land**") described in Exhibit "A-19", (b) the Appurtenances appertaining thereto (the "**City Tower Appurtenances**"), (c) the Improvements thereon (the "**City Tower Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**City Tower Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**City Tower Intangible Property**").

(20) "**Bixby Ranch Property**" means all right, title and interest of "Bixby Ranch Owner" in (a) the land (the "**Bixby Ranch Land**") described in Exhibit "A-20", (b) the Appurtenances appertaining thereto (the "**Bixby Ranch Appurtenances**"), (c) the Improvements thereon (the "**Bixby Ranch Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Bixby Ranch Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Bixby Ranch Intangible Property**").

(21) "**Griffin Towers Property**" means all right, title and interest of "Griffin Towers Owner" in (a) the land (the "**Griffin Towers Land**") described in Exhibit "A-21", (b) the Appurtenances appertaining thereto (the "**Griffin Towers Appurtenances**"), (c) the Improvements thereon (the "**Griffin Towers Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Griffin Towers Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Griffin Towers Intangible Property**").

(22) "**Inwood Park II Development Parcel Property**" means all right, title and interest of "Inwood

9

Park II Development Parcel Owner" in (a) the land (the "**Inwood Park II Development Parcel Land**") described in Exhibit "A-22", (b) the Appurtenances appertaining thereto (the "**Inwood Park II Development Parcel Appurtenances**"), (c) the Improvements thereon (the "**Inwood Park II Development Parcel Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Inwood Park II Development Parcel Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Inwood Park II Development Parcel Intangible Property**").

(23) "**Citibank Property**" means all right, title and interest of "Citibank Owner" in (a) the land (the "**Citibank Land**") described in Exhibit "A-23", (b) the Appurtenances appertaining thereto (the "**Citibank Appurtenances**"), (c) the Improvements thereon (the "**Citibank Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Citibank Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Citibank Intangible Property**").

(24) "**City Tower II Development Property**" means all right, title and interest of "City Tower II Development Owner" in (a) the land (the "**City Tower II Development Land**") described in Exhibit "A-24", (b) the Appurtenances appertaining thereto (the "**City Tower II Development Appurtenances**"), (c) the Improvements thereon (the "**City Tower II Development Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**City Tower II Development Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**City Tower II Development Intangible Property**").

(25) "**500 Orange Center Development Property**" means all right, title and interest of "500 Orange Center Development Owner" in (a) the land (the "**500 Orange Center Development Land**") described in Exhibit "A-25", (b) the Appurtenances appertaining thereto (the "**500 Orange Center Development Appurtenances**"), (c) the Improvements thereon (the "**500 Orange Center Development Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**500 Orange Center Development Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**500 Orange Center Development Intangible Property**").

(26) "**Stadium Towers II Development Property**" means all right, title and interest of "Stadium Towers II

Development Owner" in (a) the land (the "**Stadium Towers II Development Land**") described in Exhibit "A-26", (b) the Appurtenances appertaining thereto (the "**Stadium Towers II Development Appurtenances**"), (c) the Improvements thereon (the "**Stadium Towers II Development Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**Stadium Towers II Development Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**Stadium Towers II Development Intangible Property**").

(27) "**550 South Hope Property**" means all right, title and interest of "550 South Hope Owner" in (a) the land (the "**550 South Hope Land**") described in Exhibit "A-27", (b) the Appurtenances appertaining thereto (the "**550 South Hope Appurtenances**"), (c) the Improvements thereon (the "**550 South Hope Improvements**"), (d) the Personal Property located thereon and used in connection therewith (the "**550 South Hope Personal Property**"), and (e) the Intangible Property used in connection therewith (the "**550 South Hope Intangible Property**").

(28) "**Brea Corporate Place Leasehold Property**" means all right, title and interest of "Brea Corporate Place Leasehold Owner" in the leasehold estate (the "**Brea Corporate Place Leasehold Estate**") under those certain ground subleases, as the same may have been amended (as amended, the "**Brea Corporate Place Ground Subleases**"), more particularly described in Exhibit "B-1" hereof (the land demised under the Brea Corporate Place Ground Subleases being herein collectively called the "**Brea Corporate Place Leased Land**"), the Appurtenances appertaining thereto including, without limitation, the DDA (as defined in Exhibit "B-1" hereof) (the "**Brea Corporate Place Appurtenances**"), the Improvements thereon (the "**Brea Corporate Place Improvements**"), the Personal Property located thereon and used in connection therewith (the "**Brea Corporate Place Personal Property**") and the Intangible Property used in connection therewith (the "**Brea Corporate Place Intangible Property**").

(29) "**Two California Plaza Leasehold Property**" means all right, title and interest of "Two California Plaza Leasehold Owner" in the leasehold estate (the "**Two California Plaza Leasehold Estate**") under that certain ground lease, as the same may have been amended (as amended, the "**Two California Plaza Ground Lease**"), more particularly described in Exhibit "B-2" hereof (the land demised under the Two California Plaza Ground Lease being herein collectively called the "**Two California Plaza Leased Land**"), the Appurtenances appertaining thereto (the "**Two California Plaza Appurtenances**"), the Improvements thereon (the "**Two California Plaza Improvements**"), the Personal Property located thereon and used in

connection therewith (the "**Two California Plaza Personal Property**") and the Intangible Property used in connection therewith (the "**Two California Plaza Intangible Property**").

B. "**Appurtenances**" as to particular land means adjacent streets, alleys and rights of way, and the rights, benefits, licenses, interests, privileges, easements, tenements, hereditaments and appurtenances on such land or in anywise appertaining thereto;

C. "**Improvements**" as to particular land means the improvements, structures and fixtures located upon such land;

D. "**Personal Property**" as to particular land and improvements means tangible personal property located on, and used in connection with, such land and improvements including all building materials, supplies, hardware, carpeting and other inventory located on or in such land or improvements and maintained in connection with the ownership and operation thereof, but excluding the personal property listed on Exhibit "F";

E. "**Intangible Property**" as to particular land, improvements and personal property means all "Leases" (as hereinafter defined) of any portion of such land or improvements, and to the extent the following items are assignable and relate solely to such land, improvements and personal property, all "Service Agreements" (as hereinafter defined), governmental permits, entitlements, licenses and approvals, warranties and guarantees received in connection with any work or services performed with respect thereto, or equipment installed therein, tenant lists, advertising material, telephone exchange numbers, all trademarks and tradenames (but excluding "Equity Office Properties", "Equity Office", "EOP" and any derivations thereof) and non-confidential books, records and property files; and

F. "**Underlying Properties**" means the Fee Properties and the Leasehold Properties.

Each of the Brea Corporate Place Ground Subleases and the Two California Plaza Ground Lease is individually herein called a "**Ground Lease**" and collectively called the "**Ground Leases**".

3. Purchase Price

. The purchase price (the "**Purchase Price**") for the Property shall be the sum of the "Allocable Purchase Price" (as defined below) for each Subject Property set forth on Schedule 5 (the "**Price Allocation Schedule**"), excluding the Allocable Purchase Price set forth therein with respect to any Subject Property that is excluded under the "**Deferred/Excluded Asset Provisions**" (i.e., clause (3) of the first paragraph of Section 5). For any particular Subject Property, such allocable purchase price on the Price Allocation Schedule is herein called the "**Allocable Purchase Price**" for such Subject Property. Such allocation shall apply for all purposes under this Agreement, including for federal, state, local and foreign tax purposes in accordance with applicable U.S. federal tax Laws and analogous provisions of foreign, state or local Laws. The Purchase Price shall be paid to Sellers by Buyer as follows:

3.1 Intentionally Omitted

.

3.2 Intentionally Omitted

.

3.3 Closing Payment

. The Purchase Price, as adjusted by the prorations and credits specified herein, shall be paid by wire transfer of immediately available federal funds (through the escrow described in Section 5) as and when provided in Section 5.2.2 and the "Escrow Instructions", as hereinafter defined (the amount to be paid under this Section 3.3 being herein called the "**Closing Payment**").

4. Conditions Precedent

. The obligation of Buyer to acquire, and Sellers to transfer, the Property as contemplated by this Agreement is subject to satisfaction of each of the following conditions precedent (any of which may be waived prior to the "Closing" (as hereinafter defined) only in writing by the party in whose favor such condition exists) on or before the applicable date specified for satisfaction of the applicable condition. If any of such conditions is not fulfilled (or waived in writing) pursuant to the terms of this Agreement, then the party in whose favor such condition exists may terminate this Agreement (except that the failure to obtain a consent under the "**Required Consent Provisions**" [i.e., Section 4.8] shall not give rise to any termination right under this Section 4 or Section 9 and, in such event, the Deferred/Excluded Asset Provisions shall apply) and, in connection with any such termination made in accordance with this Section 4, Sellers and Buyer shall be released from further obligation or liability hereunder (except for those obligations and liabilities which expressly survive such termination), and the provisions of Section 9 shall apply. However, the Closing shall constitute a waiver of all conditions precedent.

4.1 Existing Financing Matters; Partial Prepayment

. Certain of the Underlying Properties are subject to encumbrances that secure the Existing Loan. A partial prepayment of such Existing Loan will be made to release the portion of the Property that is encumbered by such Existing Loan and a portion of the Purchase Price will be used to make such partial prepayment. The Underlying Properties shall be subject to no encumbrances other than Permitted Liens.

4.2 Performance by Sellers

. The performance and observance, in all material respects, by Sellers of all covenants and agreements of this Agreement to be performed or observed by Sellers prior to or on the Closing Date shall be a condition precedent to Buyer's obligation to purchase the Property, unless the failure to perform or comply would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.3 Representations and Warranties of Sellers

. The obligation of Buyer to close the transactions contemplated by this Agreement is subject to the truth of the representations and warranties of Sellers set forth in this Agreement, without regard to any materiality qualifications contained therein, as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct would not in the aggregate, reasonably be expected to have a Material Adverse Effect (excluding, however, any matter (1) expressly permitted by the terms of this Agreement or (2) known to Buyer on or prior to the date of this Agreement). Notwithstanding the foregoing, if the representations or warranties relating to any of the Leases and the status of the tenants thereunder contained herein (without regard to any materiality qualifications contained therein) were true in all material respects and correct as of the date of this Agreement, no change in circumstances or status of the tenants (e.g., defaults, bankruptcies, below-market status or other adverse matters relating to such tenant) occurring after the date hereof, shall permit Buyer to terminate this Agreement or constitute grounds for Buyer's failure to close.

4.4 Performance by Buyer

. The performance and observance, in all material respects, by Buyer of all covenants and agreements of this Agreement to be performed or observed by it prior to or on the Closing Date shall be a condition precedent to Sellers' obligation to sell the Property, unless the failure to perform and observe all such covenants and agreements would not in the aggregate, reasonably be expected to have a material adverse effect on Sellers.

4.5 Representations and Warranties of Buyer

. The obligation of Sellers to close the transactions contemplated by this Agreement is subject to the truth of the representations and warranties of Buyer set forth in this Agreement, without regard to any materiality qualifications contained therein, as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct would not in the aggregate, reasonably be expected to have a material adverse effect on Sellers.

4.6 Intentionally Omitted

.

4.7 Intentionally Omitted

.

4.8 Ground Leasehold Consents

.

4.8.1 Brea Corporate Place Ground Leasehold Consents

. If not previously requested by Sellers, then Sellers shall request or cause to be requested, promptly following the date hereof, the consent of (i) Brea-Olinda Unified School District with respect to the assignment of the DDA; and (ii) Brea H.O.P.E. Inc., with respect to the assignment of the Brea Corporate Place Ground Subleases (the consent in [i] and [ii] being collectively referred to as, the "**Brea Corporate Place Ground Leasehold Consents**") , in each case as contemplated by this Agreement. Buyer shall provide Sellers with financial information regarding Buyer, and shall otherwise reasonably cooperate with Sellers, in each case as may be necessary in connection with Sellers' request for the Brea Corporate Place Ground Leasehold Consents. Sellers shall use "commercially reasonable efforts" (as hereinafter defined) to obtain the Brea Corporate Place Ground Leasehold Consents prior to the Closing Date; however, if such consents have not been obtained by the then scheduled Closing Date, then the Deferred/Excluded Asset Provisions shall apply.

<p style="text-align:center">4.8.2 Two California Plaza Ground Leasehold Consent</p>

. If not previously requested by Seller, then Seller shall request or cause to be requested, promptly following the date hereof, the consent (the "**Two California Plaza Ground Leasehold Consent**") of the ground lessor under the Two California Plaza Ground Lease to the transfer of the Two California Plaza Leasehold Property contemplated by this Agreement. Buyer shall provide Seller with financial information regarding Buyer, and shall otherwise reasonably cooperate with Seller, in each case as may be necessary in connection with Seller's request for the Two California Plaza Ground Leasehold Consent. Sellers shall use commercially reasonable efforts to obtain the Two California Plaza Ground Leasehold Consent prior to the Closing Date; however, if such consent has not been obtained by the then scheduled Closing Date, then the Deferred/Excluded Asset Provisions shall apply.

5. Closing Procedure

. The closing (the "**Closing**") of the sale and purchase herein provided shall occur on the Closing Date. As used herein, the "**Closing Date**" means a date specified by Sellers upon not less than five (5) business days' notice, but in no event (a) earlier than the Earliest Target Closing Date, or (b) later than the Latest Target Closing Date; provided, however, that if the Closing Payment is received on the Closing Date but after 11:00 a.m. local time and all conditions to Closing are satisfied or waived in writing, then, at the election of Sellers, the Closing Date may be changed to the next business day.

Notwithstanding anything to the contrary in this Agreement:

(1) intentionally omitted.

(2) if neither party has given written notice to the other of the failure of a condition precedent under Section 4 to its obligation to proceed with the Closing (or any other right to terminate this Agreement) prior to the later to occur of the delivery of the Closing Payment by Buyer to the Escrow Agent or 11 a.m. (Eastern time) one (1) business day prior to the Closing Date, then, upon the delivery of the Closing Payment by Buyer to the Escrow Agent, the parties will be deemed to have waived any conditions under Section 4 and any other right to terminate this Agreement; and

(3) if a consent required under the Required Consent Provisions has not been obtained by the Closing, then the applicable Seller may elect in its sole and absolute discretion either (a) to exclude the applicable Subject Property from the Property, in which event (i) such Subject Property shall not be transferred (and shall be excluded for all purposes of this Agreement) under this Agreement, (ii) the Purchase Price shall be reduced by the Allocable Purchase Price for such Subject Property, and (iii) Buyer and Sellers shall have no further rights or obligations under this Agreement relating to such Subject Property, except those rights and obligations relating to such Subject Property under this Agreement which expressly survive such termination; or (b) to defer the Closing Date with respect to such Subject Property (a "**Deferred Subject Property**") until the date that is five (5) business days after Sellers have delivered the applicable consent to Buyer; provided, in no event shall the Closing Date with respect to a Subject Property occur later than 60 days after the Latest Target Closing Date. If the consent under the applicable Required Consent Provision has not been delivered to Buyer at least five (5) business days prior to the deferred Closing Date under clause (3)(b) above, then the applicable Subject Property shall automatically be excluded from the Property and Sellers shall be deemed to have proceeded under clause (3)(a) above; and if the consent under the applicable Required Consent Provision is delivered to Buyer at least five (5) business days prior to the deferred Closing Date under clause (3)(b) above, then the parties shall proceed with Closing with respect to such Subject Property on such deferred Closing Date and the provisions of this Agreement (including this Section 5) shall apply to such Subject Property, *mutatis mutandis*. In no event shall any extension under clause (3)(a) above with respect to a particular Subject Property defer or extend the Closing Date for any other Subject Property (it being understood that the transfer of each Subject Property that is not a Deferred Subject Property is to close simultaneously with the transfer or each other Subject Property that is not a Deferred Subject Property). If the Closing Date with respect to a Subject Property is deferred pursuant to clause (3)(b) above, then notwithstanding anything to the contrary herein, Buyer shall continue to be obligated to pay (to the extent so required pursuant to Section 9 hereof) a pro rata portion of the Liquidated Damages Amount for each Deferred Subject Property in accordance with the terms and provisions of this Agreement. For purposes of the immediately preceding sentence, the "pro rata portion of the Liquidated Damages Amount" applicable to a Deferred Subject Property shall be equal to the product of (x) an amount equal to the Liquidated Damages Amount, multiplied by (y) a fraction in which the numerator is the Allocable Purchase Price for such Deferred Subject Property and the denominator is the Purchase Price for all of the Property.

5.1 Escrow

. The Closing shall be accomplished pursuant to escrow instructions (the "**Escrow Instructions**") among Buyer, Sellers and the Escrow Agent in the form of Exhibit "H", which Buyer and Sellers shall execute at least five (5) business days prior to the Closing Date.

5.2 Closing Deliveries

. The parties shall deliver to the Escrow Agent the following:

5.2.1 Seller Deliveries

. At least three (3) business days prior to the Closing Date, Sellers shall deliver (or cause to be delivered) to the Escrow Agent the following:

(a) A duly executed and acknowledged original grant deed (each, a "**Deed** and collectively, the "**Deeds**") in the form of Exhibit "I" for each Fee Property;

(b) A duly executed original bill of sale, assignment and assumption agreement (each an "**Assignment and Assumption**") in the form of Exhibit "J" for each Fee Property and each Leasehold Property;

(c) A duly executed and acknowledged original assignment and assumption of ground lease (each a "**Ground Leasehold Assignment**") in the form of Exhibit "K" for each Leasehold Property;

(d) intentionally omitted;

(e) intentionally omitted;

(f) intentionally omitted;

(g) intentionally omitted;

(h) A duly executed original certificate of "non-foreign" status in the form of Exhibit "P" and a duly executed original California state Form 593-C certificate sufficient to exempt the applicable Seller from any California state withholding requirement with respect to the sale contemplated by this Agreement;

(i) Duly executed notices to each of the tenants under the Leases for the Fee Properties and the Leasehold Properties ("**Tenant Notices**"), in the form of Exhibit "Q", addressed to each of such tenants, which notices Buyer shall, at Buyer's sole cost and expense, either mail to each such tenant by certified mail, return receipt requested or hand-deliver to each such tenant.

(j) Evidence reasonably satisfactory to Buyer and the Escrow Agent respecting the due organization of Sellers and the due authorization and execution by Sellers of this Agreement and the documents required to be delivered hereunder;

(k) To the extent they are then in Sellers' possession, and have not theretofore been delivered to Buyer, for each Fee Property and each Leasehold Property: (i) any plans and specifications for the Improvements for such Underlying Property; (ii) all unexpired warranties and guarantees in connection with any work or services performed with respect to, or equipment installed in, such Underlying Property; (iii) all keys and other access control devices for such Underlying Property; (iv) originals of all Leases for such Underlying Property and all correspondence to or from any tenants relating to such Leases; (v) all non-confidential books, records and property files for such Underlying Property; and (vi) originals of all Service Agreements for such Underlying Property that will remain in effect after the Closing and all correspondence relating to the ongoing operations and maintenance of such Underlying

Property (which materials under this clause (k) may be either delivered at Closing or left at the management offices at such Underlying Property);

(l) A certificate in the form of Exhibit "R" to facilitate the issuance of any title insurance sought by Buyer in connection with the transactions contemplated hereby, but in no event shall any Seller be obligated to provide any additional certificate, affidavit or indemnity in connection with Buyer's title insurance and in no event shall the issuance of such title insurance be a condition to Closing; and

(m) Such additional documents as may be reasonably required by Buyer and the Escrow Agent in order to consummate the transactions hereunder (provided the same do not increase in any material respect the costs to, or liability or obligations of, any Seller in a manner not otherwise provided for herein).

5.2.2 Buyer Deliveries

. At least three (3) business days prior to the Closing Date (except as to the Closing Payment, which shall be delivered no later than 11:00 A.M. local time on the Closing Date), Buyer shall deliver to the Escrow Agent the following:

(a) The Closing Payment by wire transfer of immediately available federal funds;

(b) A duly executed and acknowledged original Ground Leasehold Assignment with respect to each of the Leasehold Properties;

(c) intentionally omitted;

(d) intentionally omitted;

(e) intentionally omitted;

(f) A duly executed original Assignment and Assumption for each of the Fee Properties and the Leasehold Properties;

(g) Duly executed Tenant Notices for the Fee Properties and the Leasehold Properties;

(h) Evidence reasonably satisfactory to Sellers and the Escrow Agent respecting the due organization of Buyer and the due authorization and execution by Buyer of this Agreement and the documents required to be delivered hereunder; and

(i) Such additional documents as may be reasonably required by Sellers and the Escrow Agent in order to consummate the transactions hereunder (provided the same do not increase in any material respect the costs to, or liability or obligations of, Buyer in a manner not otherwise provided for herein).

5.2.3 Mutual Deliveries

. At least two (2) business days prior to the Closing Date, Buyer and Sellers shall mutually execute and deliver (or cause to be executed and delivered) to the Escrow Agent, the following:

(a) A closing statement (the "**Closing Statement**") reflecting the Purchase Price, and the adjustments and prorations required hereunder and the allocation of income and expenses required hereby; and

(b) Such transfer tax forms as required by state and local authorities.

5.3 Closing Costs

. Sellers shall pay or cause to be paid (1) all state, county and city transfer taxes payable in connection with the sale contemplated herein, (2) the portion of the title insurance premium relating to any title insurance policies obtained by Buyer for CLTA standard coverage in the amount of the portion of the Purchase Price, and (3) 50% of all escrow charges. Buyer shall pay (1) 50% of all escrow charges, (2) the amount by which the title insurance premium for any title insurance policies obtained by Buyer and all endorsements thereto exceeds the cost of CLTA standard coverage, (3) the costs to update any survey, and (4) all fees, costs or expenses in connection with Buyer's due diligence reviews hereunder. Any other closing costs shall be allocated in accordance with local custom. Sellers and Buyer shall pay their respective shares of prorations as hereinafter provided.

5.4 Prorations

.

5.4.1 Items to be Prorated

. The following shall be prorated between the applicable Seller and Buyer as of the Closing Date (on the basis of the actual number of days elapsed over the applicable period), with Buyer being deemed to be the owner of the Underlying Properties during the entire day on the Closing Date and being entitled to receive all operating income of the Underlying Properties, and being obligated to pay all operating expenses of the Underlying Properties, with respect to the Closing Date:

(a) All non-delinquent real estate and personal property taxes and assessments on each Underlying Property for the current year. The applicable Seller shall be responsible for the payment of any real estate and personal property taxes that are delinquent before Closing. Seller shall also be responsible for any "escaped assessments" or other amounts due for the period prior to the Closing Date relating to any reassessment that is effective on a date prior to the Closing Date and Buyer shall also be responsible for any "escaped assessments" or other amounts due for the period from and after the Closing Date relating to such reassessment. In no event shall any Seller be charged with or be responsible for any increase in the taxes on the Underlying Properties resulting from the sale of the Property contemplated by this Agreement or from any improvements made or leases entered into on or after the Closing Date. If any assessments on the Underlying Properties are payable in installments, then the installment allocable to the current period shall be prorated (with Buyer being allocated the obligation to pay any installments due after the Closing Date).

(b) All fixed and additional rentals under the Leases, security deposits (except as hereinafter provided) and other tenant charges shall be prorated between the applicable Sellers and Buyer as of the Closing Date on an accrual basis, based on the actual number of days in the month (quarter, year or other applicable period) during which the Closing Date occurs. The applicable Seller shall deliver or provide a credit in an amount equal to all prepaid rentals for periods after the Closing Date and all refundable cash security deposits (to the extent the foregoing were made by tenants under the Leases and are not applied or forfeited prior to the Closing) to Buyer on the Closing Date. The applicable Seller shall also transfer to Buyer any security deposits which are held in the form of letters of credit (the "**SD Letters of Credit**") if the same are transferable; if any of the SD Letters of Credit are not transferable, the applicable Seller shall request the tenants obligated under such SD Letters of Credit to cause new letters of credit to be issued in favor of Buyer in replacement thereof and in the event such a new letter of credit is not issued in favor of Buyer by Closing, Buyer shall diligently pursue such replacement after Closing and the applicable Seller shall take all reasonable action, as directed by Buyer and at Buyer's expense, in connection with the presentment of such SD Letters of Credit for payment as permitted under the terms of the applicable Lease, and in consideration of such Seller's agreement as aforesaid, Buyer shall indemnify, defend and hold such Seller harmless from any liability, damage, loss, cost or expense resulting from an alleged wrongful drawing upon any of the SD Letters of Credit after the Closing. Rents which are delinquent (or payable but unpaid) as of the Closing Date shall not be prorated on the Closing Date. Until the date that is 12 months after the Closing, Buyer shall include such delinquencies (or unpaid amounts) in its normal billing and shall pursue the collection thereof in good faith after the Closing Date (but Buyer shall not be required to litigate or declare a default under any Lease). To the extent Buyer receives rents (or income in connection with other tenant charges) on or after the Closing Date, such payments shall be applied first toward the rent (or other tenant charge) for the month in which the Closing occurs then to the rent (or other tenant charge) owed to Buyer in connection with the applicable Lease or other document for which such payments are received, and then to any delinquent rents (or other tenant charges) owed to the applicable Seller, with such Seller's share thereof being promptly delivered to such Seller; provided, however, that any year-end or similar reconciliation payment shall be allocated as hereinafter provided. Buyer may not waive any delinquent (or unpaid) rents or modify a Lease so as to reduce or otherwise affect amounts owed thereunder for any period in which any Seller is entitled to receive a share of charges or amounts without first obtaining such Seller's written consent. After such 12-month period, each Seller hereby reserves the right to pursue any remedy for damages against any tenant owing delinquent rents and any other amounts to such Seller (but shall not be entitled to terminate any lease or any tenant's right to possession). Buyer shall reasonably cooperate with each Seller, at no material out-of-pocket cost to Buyer, in any collection efforts hereunder (but shall not be required to litigate or declare a default under any Lease). With respect to delinquent or other uncollected rents and any other amounts or other rights of any kind respecting tenants who are no longer tenants of the Underlying Properties as of the Closing Date, the applicable Seller shall retain all of the rights relating thereto.

(c) When the actual amounts of "Reimbursable Tenant Expenses" (as hereinafter defined) for the year in which the Closing occurs have been determined and the annual reconciliation payments are due, Buyer shall use commercially reasonable efforts to collect or cause to be collected from the tenants of the Underlying

Properties any underpayment of Reimbursable Tenant Expenses then payable by the tenants and pay to each Seller such Seller's share of said underpayment promptly upon collection thereof. As used herein, the term "**Reimbursable Tenant Expenses**" shall mean payments required to be paid by tenants under Leases for such tenant's share of insurance, common area maintenance and other expenses of the Underlying Properties. If more amounts have been collected from tenants for Reimbursable Tenant Expenses than have been incurred for Reimbursable Tenant Expenses, then the applicable Seller will promptly pay to Buyer such Seller's share of such excess collected amount as and when such Reimbursable Tenant Expenses are determined. Each Seller's "share" of Reimbursable Tenant Expenses shall be determined by comparing the amounts collected by such Seller from tenants on account of Reimbursable Tenant Expenses for the period commencing on January 1, 2007 and ending on the Closing Date to the actual Reimbursable Tenant Expenses paid or incurred by such Seller during such period.

(d) Any other items of operating income or operating expense which are customarily apportioned between the parties in real estate closings of comparable commercial properties in the metropolitan area where the applicable Underlying Property is located, as applicable shall be prorated between the applicable Sellers and Buyer as of the Closing Date on an accrual basis, based on the actual number of days in the month (quarter, year or other applicable period) during which the Closing Date occurs; however, there will be no prorations for debt service, insurance premiums or payroll (because Buyer is not acquiring or assuming any Seller's financing or insurance or, subject to the provisions hereinafter set forth, employees).

(e) Buyer shall transfer all utilities to its name as of the Closing Date, and where necessary, post deposits with the utility companies. The applicable Seller shall use commercially reasonable efforts to cause all utility meters to be read as of the Closing Date. Sellers shall be entitled to recover any and all deposits held by any utility company as of the Closing Date. All charges for utilities shall be prorated outside of the escrow contemplated herein within sixty (60) days after the Closing Date.

(f) With the exception of the Leasing Costs identified on Schedule 6 (which shall be Buyer's responsibility), the applicable Seller shall be responsible for all Leasing Costs that are payable by reason of (i) the execution of an "**Existing Lease**" (i.e., a Lease existing as of the date of this Agreement) prior to the date of this Agreement, (ii) the renewal, extension, expansion of, or the exercise of any other option under, an Existing Lease, prior to the date of this Agreement, and (iii) amendments of an Existing Lease entered into prior to the date of this Agreement. If the Closing occurs, Buyer shall be responsible for the payment (or, in the case of any amounts payable prior to Closing, the reimbursement to the applicable Seller) of all other Leasing Costs, including (A) all Leasing Costs which become due and payable (whether before or after Closing) as a result of (1) any "**New Leases**" (i.e., Leases entered into during the "Lease Approval Period" [as hereinafter defined] in accordance with this Agreement), (2) amendments entered into during the Lease Approval Period in accordance with this Agreement to renew, extend, expand or otherwise amend Existing Leases or New Leases, or (3) any renewals, extensions, expansions or, of the exercise of any other option under, Existing Leases exercised by tenants during the Lease Approval Period; and (B) all Leasing Costs as a result of renewals, extensions, expansions, or the exercise of any other option, occurring on or after the Closing Date of Existing Leases or New Leases. In addition, Buyer shall assume the economic effect of any "free rent" or other concessions pertaining to the period from and after the Closing. If, as of the Closing Date, any Seller shall have paid any Leasing Costs for which Buyer is responsible pursuant to the foregoing provisions, Buyer shall reimburse such Seller therefor at Closing. Each Seller shall pay (or cause to be paid), prior to Closing, or credit Buyer at Closing (to the extent unpaid) all Leasing Costs for which such Seller is responsible pursuant to the foregoing provisions, and (subject to the reimbursement obligations set forth above), such Seller shall pay (or cause to be paid) when due all applicable Leasing Costs payable after the date hereof and prior to Closing. For purposes hereof, the term "**Lease Approval Period**" shall mean the period from the date of this Agreement until the Closing Date.

(g) All rent payable under the Ground Leases shall be prorated between the applicable Sellers and Buyer as of the Closing Date on an accrual basis, based on the actual number of days in the month (quarter, year or other applicable period) during which the Closing Date occurs. The applicable Sellers shall be responsible for all rent payable under the Ground Leases attributable to the period before the Closing Date and Buyer shall be responsible for all rent payable under the Ground Leases attributable to the period on and after the Closing Date. In addition, the applicable Sellers shall receive a credit at Closing for the then balances, if any, of all impounds and reserves held under the Ground Leases (and at Closing Buyer shall receive all rights of Sellers thereto).

5.4.2 Calculation

. The prorations and payments shall be made on the basis of a written statement submitted to Buyer and Sellers by the Escrow Agent prior to the Closing and approved by Buyer and Sellers. In the event any prorations or apportionments made under this Section 5.4 shall prove to be incorrect for any reason, then any party shall be entitled to an adjustment to correct the same. Any item which cannot be finally prorated because of the unavailability of information shall be tentatively prorated on the basis of the best data then available and reprorated when the information is available. The obligations of Sellers and Buyer under this Section 5.4 shall survive the Closing for one year.

6. Condemnation or Destruction of Property

. In the event that, after the date hereof but prior to the Closing Date, either any portion of an Underlying Property is taken pursuant to eminent domain proceedings or the Improvements on an Underlying Property are damaged or destroyed by any casualty, Sellers shall be required to give Buyer prompt written notice of the same after Sellers' actual discovery of the same (if it is material), but shall have no obligation to contribute capital to any entity, or to repair or replace (or cause to be repaired or replaced) any such damage, destruction or taken property, and Buyer shall have no right to terminate this Agreement by reason thereof. Except to the extent any condemnation proceeds or insurance proceeds are (x) attributable to lost rents or other items applicable to any period prior to the Closing, or (y) required for collection costs or repairs by Sellers prior to the Closing Date, Sellers shall, upon consummation of the transaction herein provided, cause the applicable Seller to assign to Buyer all claims of such Seller respecting any condemnation or casualty insurance coverage, as applicable, and all condemnation proceeds or proceeds from any such casualty insurance received by such Seller on account of any casualty, as applicable.

7. Representations, Warranties and Covenants

.

7.1 Representations and Warranties of Sellers

. Each Seller hereby represents and warrants to Buyer that:

(a) <u>Leases</u>. Except for discrepancies, errors or omissions that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect: (i) there are no leases of space in the Property or other agreements to occupy all or any portion of an Underlying Property, which will be in force after the Closing and under which the applicable Seller is the landlord (whether by entering into the leases or acquiring the Underlying Properties subject to such leases or agreements) other than the Leases (as used herein, "**Leases**" means, collectively, (x) the leases listed on Exhibit "S" [the "**Lease Exhibit**"], including amendments thereto entered into in accordance with this Agreement and (y) the leases of space in the Property [including amendments thereto] entered into in accordance with this Agreement); (ii) to Sellers' knowledge, all of the Leases are in full force and effect and none of the Leases has been materially amended except as set forth in the Lease Exhibit; (iii) to Sellers' knowledge, neither the applicable Seller nor any tenant is in monetary default or has given written notice of any material non-monetary default under any of the Major Leases (as hereinafter defined), except as set forth on Exhibit "T";

(b) <u>Litigation</u>. Other than litigation (i) involving routine slip and fall matters which are covered by insurance, (ii) disclosed in the Due Diligence Materials, or (iii) that would not, individually or in the aggregate, (x) prevent or materially delay consummation of the transactions contemplated by this Agreement or (y) reasonably be expected to have a Material Adverse Effect, to Sellers' knowledge, there is no pending (nor have Sellers received any written notice of any threatened) action, litigation, condemnation or other proceeding against the Property, the Underlying Properties or against the Sellers with respect to the Property or the Underlying Properties.

(c) <u>Compliance</u>. Except as disclosed in the Due Diligence Materials, to Sellers' knowledge, Sellers have not received any written notice from any governmental authority having jurisdiction over the Property to the effect that the Property is not in compliance with applicable laws and ordinances other than (i) notices of non-compliance which have been remedied, or (ii) non-compliance that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(d) <u>Service Agreements</u>. To Sellers' knowledge, no Seller has entered into any service or equipment leasing contracts relating to its Subject Property that will be binding on Buyer after Closing, except for the Service Agreements, and except for those service or equipment leasing contracts that do not individually or in the aggregate have a Material Adverse Effect. To Sellers' knowledge, the Sellers are not in monetary default and have not given written notice of any material non-monetary default under the Service Agreements that would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. As used herein, the "**Service Agreements**" means, collectively, service or equipment leasing contracts (other than Excluded Contracts) that (i) have, together with any amendments thereto, been delivered to or made available for review by Buyer as part of the Due Diligence Materials; (ii) are cancelable without penalty on thirty (30) days' or less notice; or (iii) are entered into in accordance with this Agreement. As used herein, "**Excluded Contracts**" means contracts for (i) insurance; (ii) existing property management; (iii) employment of Employees; (iv) national service or equipment leasing contracts that cover more than the Property; or (v) the engagement of attorneys, accountants, brokers, surveyors, title companies, environmental consultants, engineers or appraisers. The Excluded Contracts are not being assigned to or assumed by Buyer hereunder, except that Buyer is assuming the obligation to pay the Leasing Costs for which it is responsible under Section 5.4.1 (f).

(e) <u>Due Authority</u>. This Agreement and all agreements, instruments and documents herein provided to be executed or to be caused to be executed by Sellers are and on the Closing Date will be duly authorized, executed and delivered by and are binding upon Sellers. Each Seller is a real estate investment trust, corporation, limited partnership or limited liability company, as applicable, duly incorporated or organized, validly existing and in good standing under the laws of its incorporation or organization. Each Seller is duly qualified or licensed to do business as a foreign real estate investment trust, corporation, limited partnership or limited liability company, as applicable, and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Seller has all requisite real estate investment trust, corporate, limited partnership or limited liability company power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. Each Seller has the capacity and authority to enter into this Agreement and consummate the transactions herein provided without the consent or joinder of any other party (except as otherwise may be set forth in this Agreement).

(f) <u>No Conflict</u>. To Sellers' knowledge, except as otherwise set forth in this Agreement, neither this Agreement nor any agreement, document or instrument executed or to be executed in connection with the same, nor anything provided in or contemplated by this Agreement or any such other agreement, document or instrument, does now or shall hereafter breach, violate, invalidate, cancel, make inoperative or interfere with, or result in the acceleration or maturity of, any agreement, document, instrument, right or interest, or applicable law affecting or relating to any Seller or the Property, which would reasonably be expected to result in a Material Adverse Effect.

(g) <u>Environmental Matters</u>. To Sellers' knowledge, the Due Diligence Materials include all of the third party reports relating to Hazardous Materials at the Underlying Properties in Sellers' possession (the "**Environmental Reports**"). The term "**Hazardous Material**" shall mean asbestos, petroleum products, and any other hazardous waste or substance which has, as of the date hereof, been determined to be hazardous or a pollutant by the U.S. Environmental Protection Agency, the U.S. Department of Transportation, or any instrumentality authorized to regulate substances in the environment which has jurisdiction over the Underlying Properties.

(h) <u>Title</u>. To the knowledge of Sellers, as of the date hereof, Sellers own the Underlying Properties, in each case, free and clear of any Liens except for Permitted Liens and the Liens of the Existing Loan and any other limitations of any kind, if any, that would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Policies of title insurance or title commitments (each a "**Title Insurance Policy**") have been issued insuring or committing to insure, as of the effective date of each such Title Insurance Policy, the applicable Seller's title to the Underlying Properties, subject to the matters disclosed on the Title Insurance Policies, Permitted Liens and the Liens of the Existing Loan. A correct and complete copy of a Title Insurance Policy for each Underlying Property has been previously made available to Buyer, to the extent in Sellers' possession.

(i) <u>Ground Leases</u>. To Sellers' knowledge, Exhibit "B-1" contains a true and complete list of the documents comprising the Brea Corporate Place Ground Subleases, including all amendments thereto and Exhibit "B-2" contains a true and complete list of the documents comprising the Two California Plaza Ground Lease, including all amendments thereto. To Sellers' knowledge, each of the Brea Corporate Place Ground Subleases and the Two California Plaza Ground Lease is in full force and effect. To Sellers' knowledge, there are no monetary defaults nor any outstanding notices of any non-monetary default under the Brea Corporate Place Ground Subleases or the Two California Plaza Ground Lease.

(j) <u>Employees</u>. Except as set forth on <u>Schedule 7</u> (the "**Employment Schedule**"), no Seller is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by such Seller. Except as set forth on the Employment Schedule or as would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect, (i) none of the Sellers has breached or otherwise failed to comply with any provision of any such agreement or contract, and (ii) there are no grievances outstanding against any Seller under any such agreement or contract. <u>Schedule 7</u> also sets forth a list of all Plans. Seller has not incurred a complete withdrawal or a partial withdrawal pursuant to Title IV of ERISA with respect to the Multiemployer Plan.

7.2 Representations and Warranties of Buyer

. Buyer hereby represents and warrants to each Seller that:

7.2.1 This Agreement and all agreements, instruments and documents herein provided to be executed or to be caused to be executed by Buyer are and on the Closing Date will be duly authorized, executed and delivered by and are binding upon Buyer; Buyer is a limited partnership, duly organized and validly existing and in good standing under the laws of the State of Maryland, and is duly authorized and qualified to do all things required of it under this Agreement; and Buyer has the capacity and authority to enter into this Agreement and consummate the transactions herein provided without the consent or joinder of any other party (except as otherwise may be set forth in this Agreement). To Buyer's knowledge, neither this Agreement nor any agreement, document or instrument executed or to be executed in connection with the same, nor anything provided in or contemplated by this Agreement or any such other agreement, document or instrument, does now or shall hereafter breach, violate, invalidate, cancel, make inoperative or interfere with, or result in the acceleration or maturity of, any agreement, document, instrument, right or interest, or applicable law affecting or relating to Buyer.

7.3 Survival

. The representations, warranties and covenants and all other obligations, provisions and liabilities under this Agreement or any certificate delivered pursuant to this Agreement (including any cause of action by reason of a breach thereof) shall not survive the Closing, except (i) Section 5.3 shall survive the Closing for a period of 180 days after the Closing Date; (ii) Section 5.4 shall survive the Closing for a period of one year after the Closing Date, and (iii) Sections 7.6, 7.7, 8 and 10 shall survive the Closing without limitation. Notwithstanding anything to the contrary in this Agreement, Sellers shall have no liability, and Buyer shall make no claim against any Seller, for (and Buyer shall be deemed to have waived any failure of a condition hereunder by reason of) a failure of any condition or a breach of any representation or warranty, covenant or other obligation of Sellers under this Agreement or any Closing Document executed by any Seller (including for this purpose any matter that would have constituted a breach of any Seller's representations and warranties had they been made on the Closing Date) if (a) the failure or breach in question constitutes or results from a condition, state of facts or other matter that was known to Buyer on or prior to the date of this Agreement, or (b) the failure or breach in question constitutes or results from a condition, state of facts or other matter that was known to Buyer prior to Closing and Buyer proceeds with the Closing.

7.4 Knowledge

.

(1) Definition. When a statement is made under this Agreement to the "**knowledge**" of a party (or other similar phrase), it means that none of the Designated Representatives of such party has any actual knowledge (without further investigation) of any facts indicating that such statement is not true. As used herein, the term "actual knowledge" shall be deemed to include, without limitation, any matter received by such Designated Representative in writing. None of the Designated Individuals shall have any personal liability under this Agreement.

(2) Designated Representatives. The "**Designated Representatives**" are limited to the following individuals:

(a) for Sellers: Christopher T. Chee; and

(b) for Buyer: Robert F. Maguire, III.

7.5 Interim Covenants of Sellers

. Until the Closing Date or the sooner termination of this Agreement:

7.5.1 Maintenance/Operation

. Sellers shall use commercially reasonable efforts to maintain and operate the Underlying Properties in substantially the same manner as prior hereto pursuant to their normal course of business (such maintenance obligations not including capital expenditures or expenditures not incurred in such normal course of business), subject to reasonable wear and tear and further subject to destruction by casualty or other events beyond the reasonable control of Sellers. Without limitation of the foregoing, Sellers shall maintain through the Closing Date or the earlier termination of this Agreement insurance with respect to the Underlying Properties consistent with the insurance certificates attached hereto as Exhibit "V".

7.5.2 Service Agreements

. Sellers shall not enter into, materially modify or terminate any additional service or equipment leasing contracts or other similar agreements relating to the Property or materially modify or terminate the Service Agreements if such contract, modification or termination will have a Material Adverse Effect without the prior consent of Buyer. If Buyer fails to notify Sellers in writing of Buyer's objections within three (3) business days of Buyer's receipt of the proposed modification, termination or new contract terms (and a request for Buyer's approval), then Buyer shall be deemed to have approved the same.

7.5.3 Leases

. Sellers may continue to offer the Underlying Properties for lease in the same manner as prior hereto pursuant to their normal course of business and, upon request, Sellers shall keep Buyer reasonably informed as to the status of material leasing activities known to Sellers prior to the Closing Date. Sellers shall not enter into any new "**Major Lease**" (i.e., a lease in excess of 25,000 square feet of net rentable area) or materially modify or terminate any then existing Major Lease without the consent of Buyer, if such lease, modification or termination will have a Material Adverse Effect without the prior consent of Buyer; provided that, Buyer hereby approves of and consents to the execution and delivery of each of the Major Leases described on Exhibit "U" (each a "**Pre-Approved Major Lease**" and collectively, the "**Pre-Approved Major Leases**") without first obtaining the separate consent of Buyer so long as any such Pre-Approved Major Lease is substantially on, and not materially less favorable to the landlord than, the terms set forth therefor in Exhibit "U". If Buyer fails to notify Seller in writing of Buyer's objections within three (3) business days of Buyer's receipt of the proposed modification, termination or new lease terms (and a request for Buyer's approval), then Buyer shall be deemed to have approved the same.

7.5.4 Compensation and Benefits

. Without the prior written consent of Buyer, which shall not be unreasonably withheld, Sellers shall not authorize an increase in the compensation or benefits payable or to become payable to any of the Employees or the Bargained Employees or grant any retention, severance, change of control or termination pay to any of the Employees or the Bargained Employees (except in each case pursuant to existing contractual arrangements, the Plans or applicable Laws). If Buyer fails to notify Sellers in writing of Buyer's objections within three (3) business days of Buyer's receipt of the proposed increase, retention, severance, change of control or termination pay (and a request for Buyer's approval), then Buyer shall be deemed to have approved the same.

7.5.5 Encumbrances

. Sellers shall not encumber the Property with any mortgages, deeds of trust or other encumbrances except as expressly permitted above without Buyer's consent (which shall not be unreasonably withheld, conditioned or delayed as to easements, licenses and similar documents required in the ordinary course of business).

7.5.6 Intentionally Omitted

.

7.5.7 Ground Lease

. No Seller shall execute or consent to any modification or termination of any of the Ground Leases without the consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed. If Buyer fails to notify Sellers in writing of Buyer's objections within three (3) business days of Buyer's receipt of the proposed modification or termination (and a request for Buyer's approval), then Buyer shall be deemed to have approved the same.

7.5.8 Due Diligence Reviews

. Buyer has heretofore performed and completed all of Buyer's due diligence examinations, reviews and inspections of all matters pertaining to the Property, the Underlying Properties and the purchase of the Property, including all toxic, soils, engineering and environmental reports and all leases, license agreements and service contracts, sewer/water conditions, utilities service information, zoning information, access information, assessments and city fees, developmental conditions and approvals, operating expenses and legal, physical, environmental and compliance matters and conditions respecting the Property and the Underlying Properties (the foregoing being collectively called the "**Property Information**"). Subject to Section 8.3, to the extent Sellers have the right and power to do so, Sellers shall reasonably cooperate with Buyer in an effort to provide "**Buyer's Representatives**" (which, as used herein, means Buyer's representatives, investors, lenders, attorneys, accountants, consultants, surveyors, title companies, agents, employees, contractors, appraisers, architects and engineers) with reasonable access to the Underlying Properties (subject to Section 8.3) upon reasonable advance notice and shall also reasonably cooperate with Buyer in an effort to make available for review and copying (at Buyer's expense) copies of all documents, materials and other information relating to the Property Information in Sellers' possession, all upon reasonable advance notice. In no event, however, shall Sellers be obligated to make available (or cause to be made available) any proprietary or confidential documents including reports or studies that have been superseded by subsequent reports or studies, or any of the following confidential and proprietary materials: (1) information contained in financial analyses or projections; (2) material which is subject to attorney-client privilege or which is attorney work product; (3) appraisal reports or letters; (4) organizational, financial and other documents relating to any Seller or its affiliates (other than any evidence of due authorization and organization required under this Agreement); (5) material which any Seller is legally required not to disclose other than by reason of legal requirements voluntarily assumed by such Seller after the date hereof; (6) the documents (the "**Merger Documents**") governing the Merger, to the extent the same are not of public record; or (7) the documents relating to any financing that, after Closing, would neither encumber any portion of the Property or the Underlying Properties. As used in this Agreement, "**commercially reasonable efforts**" shall not include any obligation to institute legal proceedings or to expend any monies, incur any liabilities or to cause any Seller or other person to do the same.

7.5.9 Cooperation with Buyer's Auditors and SEC Filing Requirements

. Buyer has advised Sellers that Buyer must cause to be prepared audited financial statements for the calendar year 2006 and the partial calendar year 2007 (from January 1 up to the Closing Date) (the "**Covered Audit Period**") with respect to the Property in compliance with certain laws and regulations, including without limitation, Securities and Exchange Commission Regulation S, X and Rule 3-14. Sellers agree to use commercially reasonable efforts to cooperate with Buyer's auditors in the preparation of such audited financial statements (it being understood and agreed that the foregoing covenant shall survive Closing for 180 days). Without limiting the generality of the preceding sentence, (i) Sellers shall during normal business hours and upon Buyer's prior written request allow Buyer's auditors reasonable access to such books and records maintained by Sellers (and Sellers' managers of the Underlying Properties) in respect to the Property and pertaining to the Covered Audit Period as necessary to prepare such audited financial statements; (ii) Sellers shall use commercially reasonable efforts to make available to Buyer such existing financial information as is reasonably requested by Buyer and required for Buyer's auditors to prepare audited financial statements, (iii) to the extent under Sellers' employ and control, Sellers will upon Buyer's written request make available for interview by Buyer and Buyer's auditors the managers of the Underlying Properties or other agents or representatives of Sellers responsible for the day-to-day operation of each Underlying Property and the keeping of the books and records with respect to the operation of each Underlying Property, and (iv) Sellers agree to use commercially reasonable efforts to (A) cooperate with Buyer to identify one or more individuals acceptable to Buyer's auditors who Buyer may elect to hire or otherwise engage for purposes of providing a representation letter or certificate on Buyer's behalf, and (B) cooperate with Buyer in Buyer's efforts to hire or engage such individual. Notwithstanding anything contained in this Section 7.5.9 to the contrary, in no event shall Sellers be obligated to (i) make and/or obtain from Sellers (or any affiliate of Sellers or any of Sellers' or its affiliates' auditors) any representations or certificates regarding such financial information, or (ii) disclose any confidential or non-public financial information with respect to Sellers, any affiliate of Sellers or any their respective properties.

7.6 Employee Matters

.

7.6.1 The parties hereto intend that there shall be continuity of employment with respect to all of the Employees and the Bargained Employees. Buyer shall offer employment, commencing on the applicable Closing Date, to all Employees and Bargained Employees, including those on vacation, approved leave of absence or disability, with respect to the applicable Subject Property. In addition, upon prior written notice to Sellers, Buyer shall have the right (but not the obligation) to offer employment to employees of the EOP Operating Partnership or its subsidiaries ("**Management Personnel**") who are involved in the operation or management of the Property but who otherwise do not fall within the definition of "Employee". All offers of employment to Employees, to Bargained Employees, or to Management Personnel shall be on the terms and conditions as provided in subsection 7.6.2 below. Those Employees and Management Personnel who accept Buyer's offer of employment shall hereafter be referred to as "**Transferred Employees**". Those Bargained Employees who accept Buyer's offer of employment shall hereafter be referred to as "**Transferred Bargained Employees**".

7.6.2 Each Transferred Employee shall be offered (a) base salary, (b) cash incentive compensation opportunities (excluding any cash bonuses related to equity or equity-based awards and/or dividend equivalent payments related to equity or equity-based awards), and (c) employee benefits (excluding any equity-based benefits), in each case in an amount that is no less favorable in the aggregate than those provided to such Transferred Employees immediately prior to the Closing. Each Transferred Employee will be credited with his or her years of service with the EOP Operating Partnership and its affiliates (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of Buyer or its subsidiaries in which the Transferred Employee becomes entitled to participate to the same extent as such employee was entitled, before the Closing Date, to credit for such service under the respective Plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan). In addition, with respect to any such health benefit plan in which the Transferred Employee becomes entitled to participate during the calendar year that includes the Closing Date, each Transferred Employee shall be given credit for amounts paid by the employee under the respective Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Buyer or its affiliates.

7.6.3 At the Closing, Buyer shall (or cause its manager or third party service providers to) assume all liabilities and obligations under the union agreements (the "**Union Agreements**") described on the Employment Schedule arising or accruing on or after the Closing Date, and Buyer shall (or cause its manager or third party service providers to) offer employment to all of the Bargained Employees who work under a Union Agreement with respect to the applicable Fee Property or Leasehold Property in accordance with the terms of the Union Agreement. Without the prior written consent of Buyer, which shall not be unreasonably withheld, Sellers shall not enter into any replacement or new labor agreement with respect any Fee Property or Leasehold Property; provided, however, that Seller shall not be required to obtain the consent of Buyer with respect to any extension of an existing Union Agreement on substantially comparable terms. If Buyer fails to notify Sellers in writing of Buyer's objections within three (3) business days of Buyer's receipt of the proposed replacement or new labor agreement (and a request for Buyer's approval), then Buyer shall be deemed to have approved the same. In the event that a new labor agreement has replaced a Union Agreement on the Closing Date, Buyer shall assume such labor agreement. Following the Closing Date and during their actual period of employment with Buyer or an affiliate, manager, or contractor, each Transferred Bargained Employee shall be employed on the terms and conditions set forth in the applicable Union Agreement or labor agreement.

7.6.4 To the extent necessary to avoid the imposition of any withdrawal liability on Sellers and their respective affiliates, Buyer shall (or cause its managers to) (x) contribute to the Multiemployer Plan with respect to substantially the same number of contribution base units for which Sellers or their respective affiliates had an obligation to contribute and (y) if the bond required pursuant to Section 4204(a)(1)(B) of ERISA is not waived by any Multiemployer Plan trustees in accordance with Section 4204 of ERISA and the regulations promulgated thereunder, provide to the Multiemployer Plan for a period of five plan years commencing with the first plan year beginning after the applicable Closing, a bond to be obtained by Buyer issued by a corporate surety corporation that is an acceptable surety for purposes of Section 412 of ERISA, a sum to be provided by Buyer held in escrow by a bank or similar financial institution, or an irrevocable letter of credit to be obtained by Buyer, equal to the greater of (I) the average annual contribution required to be made by Sellers and their respective affiliates under the Multiemployer Plan for the three plan years preceding the plan year in which the Closing occurs, or (II) the annual contribution that Sellers and their respective affiliates were required to make under the Multiemployer Plan for the last plan year prior to the plan year in which the Closing occurs. Sellers shall cooperate with Buyer to obtain a waiver of the bond, escrow or letter of credit set forth above. The bond, escrow or letter of credit shall be paid to the Multiemployer Plan if Buyer withdraws from or fails to make a contribution to the Multiemployer Plan at any time during the first five plan years beginning after the applicable Closing Date. If Buyer's actions results in a complete or partial withdrawal during the first five plan years, Sellers shall be secondarily liable for any withdrawal liability Sellers would have had to the Multiemployer Plan if the liability of Buyer is not paid.

7.6.5 Buyer and Sellers acknowledge and agree that all provisions contained herein with respect to Employees and Bargained Employees are included for the sole benefit of Buyer and Sellers (and their respective affiliates, as applicable) and shall not create any right (i) in any other person or entity, including any employees, former employees, any participant in any Plans or any beneficiary thereof in any employee benefit or compensation plan or arrangement of Buyer or (ii) to continued employment with Buyer. All of the Transferred Employees shall be "at will" and nothing in this Agreement shall interfere with Buyer's right to terminate their employment at any time, with or without cause.

7.6.6 Buyer shall be responsible for and shall pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee and Transferred Bargained Employee with respect to expenses or claims incurred by such Transferred Employees, Transferred Bargained Employees or their covered dependents on, or after the Closing Date to the extent provided in Buyer's applicable benefit plans, if any.

7.6.7 With respect to any accrued but unused vacation time to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such Transferred Employee immediately prior to the Closing Date, Buyer shall allow such Transferred Employee to use such accrued vacation; provided that Buyer shall be liable for and pay in cash an amount equal to such accrued vacation time to any Transferred Employee whose employment terminates following the Closing Date provided Sellers provide sufficient data after Closing for Buyer to calculate such amount.

7.6.8 Buyer shall be liable for any amounts to which any Transferred Employee becomes entitled under the Equity Office Properties Trust Severance Pay Plan as a result of Buyer's termination of employment of such Transferred Employee following the Closing.

7.6.9 Buyer shall not assume any of the Plans or any liability arising in connection with any of the Plans or, except with respect to liabilities arising in connection with the Transferred Employees or Transferred Bargained Employees after the Closing Date, any liability arising in connection with the service relationship between any Seller or any affiliate of any Seller and any employee, consultant, director or other service provider, which liabilities shall remain the sole obligation of Seller. Buyer, any successor manager of the Property or the new employer of record of the Transferred Employees, shall not, at any time within the 90-day period after the Closing Date, effectuate a "plant closing," "mass layoff" or similar triggering event as those terms are defined in WARN or any similar state or local Law, without complying with all provisions of WARN or any similar state or local Law.

7.7 Post Closing Access

. For a period of two (2) years subsequent to the Closing, each Seller and its employees, agents and representatives shall be entitled to access during business hours all documents, books and records given to Buyer by Sellers upon reasonable prior notice to Buyer, and shall have the right to make copies of such documents, books and records at Sellers' expense for unrelated third party out-of-pocket photocopying costs.

7.8 Seller's Environmental Inquiry

. Buyer acknowledges and agrees that the sole inquiry and investigation Sellers have conducted in connection with the environmental condition of the Property is to obtain the Environmental Reports, and that, for all purposes, including California Health and Safety Code Section 25359.7, Sellers have acted reasonably in solely relying upon said inquiry and investigation.

7.9 Natural Hazard Disclosure Requirement Compliance

. Sellers have commissioned Disclosure Source, Inc. ((800) 880-9123) ("**Natural Hazard Expert**") to prepare the natural hazard disclosure statement in the form required by California Civil Code Section 1103 (the "**Natural Hazard Disclosure**"). Buyer acknowledges that this transaction is not subject to that Civil Code Section, but that nevertheless the Natural Hazard Disclosure serves or shall serve to satisfy other statutory disclosure requirements of the Government Code and Public Resources Code. Sellers do not warrant or represent either the accuracy or completeness of the information in the Natural Hazard Disclosure, and Buyer shall use same merely as a part in its overall investigation of the Property.

8. **DISCLAIMER; RELEASE**

. **AS AN ESSENTIAL INDUCEMENT TO SELLERS TO ENTER INTO THIS AGREEMENT, AND AS PART OF THE DETERMINATION OF THE PURCHASE PRICE, BUYER ACKNOWLEDGES AND AGREES, THAT, EXCEPT AS OTHERWISE**

EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE DOCUMENTS EXECUTED BY SELLERS IN CONNECTION HEREWITH:

   8.1 **DISCLAIMER**

.

      8.1.1 **AS-IS; WHERE-IS**

. THE SALE OF THE PROPERTY HEREUNDER IS AND WILL BE MADE ON AN "AS IS, WHERE IS" BASIS. SELLERS HAVE NOT MADE, DO NOT MAKE AND SPECIFICALLY NEGATE AND DISCLAIM ANY REPRESENTATIONS, WARRANTIES OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE OF, AS TO, CONCERNING OR WITH RESPECT TO THE PROPERTY, THE UNDERLYING PROPERTIES OR ANY OTHER MATTER WHATSOEVER.

      8.1.2 **SOPHISTICATION OF BUYER**

. BUYER IS A SOPHISTICATED BUYER WHO IS FAMILIAR WITH THE OWNERSHIP AND OPERATION OF REAL ESTATE PROJECTS SIMILAR TO THE UNDERLYING PROPERTIES, AND BUYER HAS HAD ADEQUATE OPPORTUNITY TO COMPLETE ALL PHYSICAL AND FINANCIAL EXAMINATIONS RELATING TO THE ACQUISITION OF THE PROPERTY HEREUNDER IT DEEMS NECESSARY, AND WILL ACQUIRE THE SAME SOLELY ON THE BASIS OF AND IN RELIANCE UPON SUCH EXAMINATIONS AND THE TITLE INSURANCE PROTECTION AFFORDED BY BUYER'S TITLE INSURANCE POLICIES AND NOT ON ANY INFORMATION PROVIDED OR TO BE PROVIDED BY SELLERS.

      8.1.3 **DUE DILIGENCE MATERIALS**

. ANY INFORMATION PROVIDED OR TO BE PROVIDED WITH RESPECT TO THE PROPERTY OR THE UNDERLYING PROPERTIES IS SOLELY FOR BUYER 'S CONVENIENCE AND WAS OR WILL BE OBTAINED FROM A VARIETY OF SOURCES. NO SELLER HAS MADE ANY INDEPENDENT INVESTIGATION OR VERIFICATION OF SUCH INFORMATION AND MAKES NO (AND EXPRESSLY DISCLAIMS ALL) REPRESENTATIONS AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. NO SELLER SHALL BE LIABLE FOR ANY MISTAKES, OMISSIONS, MISREPRESENTATION OR ANY FAILURE TO INVESTIGATE THE PROPERTY OR THE UNDERLYING PROPERTIES NOR SHALL ANY SELLER BE BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS, APPRAISALS, ENVIRONMENTAL ASSESSMENT REPORTS, OR OTHER INFORMATION PERTAINING TO THE PROPERTY, THE UNDERLYING PROPERTIES OR THE OPERATION THEREOF, FURNISHED BY ANY SELLER, OR ANY MANAGER, OR BY ANY REAL ESTATE BROKERS, AGENTS, REPRESENTATIVES, AFFILIATES, DIRECTORS, OFFICERS, SHAREHOLDERS, EMPLOYEES, SERVANTS, OR OTHER PERSONS OR ENTITIES ACTING ON ANY SELLER'S BEHALF OR AT ANY SELLER'S REQUEST (COLLECTIVELY, "SELLER RELATED PARTIES").

8.2 **RELEASE**

. EFFECTIVE AS OF CLOSING, BUYER HEREBY RELEASES EACH SELLER AND ALL SELLER RELATED PARTIES FROM ALL CLAIMS WHICH ANY BUYER OR ANY PARTY CLAIMING BY, THROUGH OR UNDER BUYER (A "BUYER RELATED PARTY") HAS OR MAY HAVE AS OF CLOSING ARISING FROM OR RELATED TO ANY MATTER OR THING RELATED TO OR IN CONNECTION WITH THE PROPERTY, THE UNDERLYING PROPERTIES, THE GROUND LEASES, THE LEASES AND THE TENANTS THEREUNDER, ANY CONSTRUCTION DEFECTS, ERRORS OR OMISSIONS IN THE DESIGN OR CONSTRUCTION AND ANY ENVIRONMENTAL CONDITIONS, AND BUYER SHALL NOT LOOK TO ANY SELLER RELATED PARTIES IN CONNECTION WITH THE FOREGOING FOR ANY REDRESS OR RELIEF. THIS RELEASE SHALL BE GIVEN FULL FORCE AND EFFECT ACCORDING TO EACH OF ITS EXPRESSED TERMS AND PROVISIONS, INCLUDING THOSE RELATING TO UNKNOWN AND UNSUSPECTED CLAIMS, DAMAGES AND CAUSES OF ACTION AND, IN THAT REGARD, BUYER HEREBY EXPRESSLY WAIVES ALL RIGHTS AND BENEFITS IT MAY NOW HAVE OR HEREAFTER ACQUIRE UNDER CALIFORNIA CIVIL CODE SECTION 1542 WHICH PROVIDES: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

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INITIALS OF BUYER

8.3 Review Standards

. Buyer shall at all times conduct its reviews, inspections and examinations in a manner so as to not cause liability, damage, lien, loss, cost or expense to any Seller, the Property, or any Underlying Property and so as to not unreasonably interfere with or disturb any tenant at the Underlying Property, and Buyer will indemnify, defend, and hold the Sellers, and each of the foregoing, harmless from and against any such liability, damage, lien, loss, cost or expense (except to the extent arising from the mere discovery of existing conditions that are not exacerbated by Buyer or its agents). Prior to entry upon any Underlying Property, Buyer shall obtain the consent of the applicable Seller and provide Sellers with copies of certificates of insurance evidencing comprehensive general liability insurance policies (naming the applicable Seller as an additional insured) which shall be maintained by Buyer in connection with its investigations upon the Underlying Properties, with limits, coverages and insurers under such policies reasonably satisfactory to the applicable Seller. Without limitation on the foregoing, in no event shall Buyer: (a) conduct any physical testing (environmental, structural or otherwise) at any Underlying Property (such as soil borings, water samplings or the like) without the applicable Seller's express written consent, which consent shall not be unreasonably withheld (and Buyer shall in all events promptly return such Underlying Property to its prior condition and repair thereafter); (b) contact any consultant or other professional engaged by any Seller or any tenant of any Underlying Property (or its representatives) without the applicable Seller's express written consent (which shall not be unreasonably withheld subject to any further consent such Seller must obtain); (c) contact any governmental authority having jurisdiction over an Underlying Property without the applicable Seller's express written consent (which shall not be unreasonably withheld subject to any further consent such Seller must obtain) other than ordinary contact normally associated with routine due diligence examinations that does not involve any discussions with governmental officials (except to the extent necessary to request records) and is limited to a review of government records; or (d) contact any lender or servicer with respect to the Existing Loan without the prior written approval of the applicable Seller. Each Seller shall have the right, at its option, to cause a representative of such Seller to be present at all inspections, reviews and examinations conducted hereunder. Buyer shall schedule any entry (by it or its designees) onto any Underlying Property in advance with the applicable Seller. In the event of any termination hereunder (other than by reason of any Seller's default), (1) Buyer shall return all documents and other materials furnished by Sellers hereunder and destroy any copies thereof made by Buyer or any Buyer Representative, and (2) at any Seller's written request, Buyer shall promptly deliver to Sellers any written reports relating to the Property or any Underlying Property prepared for or on behalf of Buyer by any third party without representation or warranty and on an "as is" basis. Subject to Section 7.5.9 hereof, Buyer agrees and covenants with Sellers not to disclose to any third party (other than potential lenders, potential partners, other potential financing sources, accountants, attorneys and other consultants and advisors who need to know such information for the sole purpose of evaluating the Property and who are informed that such information is confidential) (i) any of the reports, studies, assessments, or any other documentation or information obtained by Buyer which relates to the Property or to Sellers (the "**Evaluation Material**") (and whether provided by Sellers or obtained separately by Buyer) except to the extent either such disclosure is required by applicable law, order, rule or regulation (including, without limitation, any applicable state and federal securities laws and regulations). In the event that Buyer or any Buyer Representative is requested or required to disclose any of the Evaluation Material in connection with a legal proceeding, Buyer shall provide Sellers with prompt written notice of any such request or requirement so that Sellers may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section 8.3. If, in the absence of a protective order or other remedy or the receipt of a waiver by Sellers, Buyer or any Buyer Representative is nonetheless, in the written opinion of counsel, legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure or penalty, Buyer or such Buyer Representative may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which such counsel advises Buyer is legally required to be disclosed, provided that Buyer exercises its reasonable efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with Sellers, at Sellers' expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal. Promptly upon the reasonable request of Sellers, Buyer shall deliver to Sellers or destroy, or cause such delivery or destruction of, all copies of the Evaluation Material. This Section 8.3 shall supersede, in its entirety, that certain Confidentiality Agreement dated January 27, 2007 by and between Buyer and Blackstone Real Estate Advisors V L.P. Buyer shall be responsible to Sellers for any breaches of this Section 8.3 by any person or entity to whom information was given by or through Buyer as though the breach were committed by Buyer itself. Anything to the contrary in this Agreement notwithstanding, in the event of a breach by Buyer of the provisions of this Section 8.3, the parties agree that Sellers shall be entitled to seek equitable relief, including injunctions and specific performance. The provisions of this Section 8.3 shall survive any termination of this Agreement.

8.4 **SURVIVAL**

. THIS SECTION 8 SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT AND THE CLOSING.

9. Default; Liquidated Damages Amount

.

9.1 Default by Sellers

. If the transaction herein provided shall not be closed by reason of Sellers' default (all conditions benefiting Sellers under Section 4 having been satisfied or waived in writing, in all material respects) under this Agreement or the failure of satisfaction of the conditions benefiting Buyer under Section 4 or the termination of this Agreement in accordance with Section 4, then neither party shall have any further obligation or liability to the other (other than those obligations that expressly survive a termination of this Agreement); provided, however, if the transactions hereunder shall fail to close by reason of Sellers' default (all conditions benefiting Sellers under Section 4 other than Buyer's obligation to fund the Closing Payment into Escrow [provided that Buyer is ready, willing and able to timely fund the entire Closing Payment and in fact, funds into Escrow an amount equal to the Liquidated Damages Amount] having been satisfied or waived in writing, in all material respects), then Buyer shall be entitled as its sole and exclusive remedy to either (1) specifically enforce this Agreement, but specific performance must be commenced within sixty (60) days after the Closing Date or be forever barred or (2) terminate this Agreement, but no other action, for damages or otherwise shall be permitted.

9.2 Default by Buyer

. IN THE EVENT THE TRANSACTION HEREIN PROVIDED SHALL NOT CLOSE BY REASON OF BUYER'S DEFAULT (ALL CONDITIONS BENEFITING BUYER UNDER SECTION 4 HAVING BEEN SATISFIED OR WAIVED IN WRITING IN ALL MATERIAL RESPECTS), THEN SELLERS MAY TERMINATE THIS AGREEMENT AND BUYER SHALL PAY TO SELLERS AN AMOUNT (THE "LIQUIDATED DAMAGES AMOUNT") EQUAL TO ONE HUNDRED MILLION AND NO/100 DOLLARS ($100,000,000.00) AS FULL COMPENSATION AND LIQUIDATED DAMAGES UNDER THIS AGREEMENT FOR SUCH FAILURE TO CLOSE. IN CONNECTION WITH THE FOREGOING, THE PARTIES RECOGNIZE THAT SELLERS WILL INCUR EXPENSE IN CONNECTION WITH THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT AND THAT THE PROPERTY WILL BE REMOVED FROM THE MARKET; FURTHER, THAT IT IS EXTREMELY DIFFICULT AND IMPRACTICABLE TO ASCERTAIN THE EXTENT OF DETRIMENT TO SELLERS CAUSED BY THE BREACH BY BUYER UNDER THIS AGREEMENT AND THE FAILURE OF THE CONSUMMATION OF THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT OR THE AMOUNT OF COMPENSATION SELLERS SHOULD RECEIVE AS A RESULT OF BUYER'S DEFAULT, AND THAT THE LIQUIDATED DAMAGES AMOUNT REPRESENTS THE PARTIES' BEST CURRENT ESTIMATE OF SUCH DETRIMENT. IN THE EVENT THE SALE OF THE PROPERTY SHALL NOT BE CONSUMMATED ON ACCOUNT OF BUYER'S DEFAULT, THEN THE PAYMENT OF THE LIQUIDATED DAMAGES AMOUNT SHALL BE SELLERS' SOLE AND EXCLUSIVE REMEDY UNDER THIS AGREEMENT BY REASON OF SUCH DEFAULT, SUBJECT TO THE PROVISIONS OF THIS AGREEMENT THAT EXPRESSLY SURVIVE A TERMINATION OF THIS AGREEMENT. THIS SECTION 9.2 SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT.

_____   _____

SELLER'S INITIALS BUYERS' INITIALS

10. Miscellaneous

.

10.1 Brokers

.

10.1.1 Except as provided in Section 10.1.2 below, each Seller represents and warrants to Buyer, and Buyer represents and warrants to each Seller, that no broker or finder has been engaged by it, respectively, in connection with the sale contemplated by this Agreement. In the event of a claim for broker's or finder's fee or commissions in connection with the sale contemplated by this Agreement, then Sellers shall indemnify, defend and hold harmless Buyer from the same if it shall be based upon any statement or agreement alleged to have been made by Sellers, and Buyer shall indemnify, defend and hold harmless Sellers from the same if it shall be based upon any statement or agreement alleged to have been made by Buyer.

10.1.2 If and only if the sale contemplated herein closes, Sellers have agreed to pay a brokerage commission to Eastdil Secured ("**Sellers' Broker**"), pursuant to a separate arrangement between Sellers and Sellers' Broker. Section 10.1.1 is not intended to apply to leasing commissions incurred in accordance with this Agreement. Sellers' Broker shall have no rights by reason of this Agreement.

10.2 Limitation of Liability

.

10.2.1 Notwithstanding anything to the contrary contained herein, the direct and indirect shareholders, partners, members, trustees, officers, directors, employees, agents and security holders of the parties are not assuming any personal liability for any obligations of the parties hereto under this Agreement. The foregoing shall in no event limit Sellers' recourse to the Liquidated Damages Amount and the assets of Buyer.

10.2.2 Notwithstanding anything to the contrary contained in this Agreement or any document executed in connection herewith, Buyer understands that each Seller has an interest in only a portion of the Property and each Seller shall be severally (but not (i) jointly or (ii) jointly and severally) obligated to Buyer under or in connection with this Agreement or any document executed in connection herewith only to the extent that the obligations contained in this Agreement or such other documents relate to the portion of the Property owned by such Seller (and shall not be obligated to the extent that any such obligations relate to the portion of the Property not owned by such Seller). Without limitation on the foregoing, the prorations and credits provided for in Section 5.4 shall be allocated separately among the portions of the Property owned by each Seller.

10.3 Exhibits; Entire Agreement; Modification

. All exhibits attached and referred to in this Agreement are hereby incorporated herein as if fully set forth in (and shall be deemed to be a part of) this Agreement. This Agreement contains the entire agreement between the parties respecting the matters herein set forth and supersedes all prior agreements between the parties hereto respecting such matters. This Agreement may not be modified or amended except by written agreement signed by both parties.

10.4 Time of the Essence

. Time is of the essence of this Agreement. However, whenever action must be taken (including the giving of notice or the delivery of documents) under this Agreement during a certain period of time (or by a particular date) that ends (or occurs) on a non business day, then such period (or date) shall be extended until the immediately following business day. As used herein, "**business day**" means any day other than a Saturday, Sunday or federal or California or New York state holiday.

10.5 Interpretation

. Section headings shall not be used in construing this Agreement. Each party acknowledges that such party and its counsel, after negotiation and consultation, have reviewed and revised this Agreement. As such, the terms of this Agreement shall be fairly construed and the usual rule of construction, to the effect that any ambiguities herein should be resolved against the drafting party, shall not be employed in the interpretation of this Agreement or any amendments, modifications or exhibits hereto or thereto. The words "herein", "hereof", "hereunder", "hereby", "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments and supplements hereto unless the context shall clearly indicate or require otherwise. Whenever the words "including", "include" or "includes" are used in this Agreement, they shall be interpreted in a non-exclusive manner. Except as otherwise indicated, all Schedule, Exhibit and Section references in this Agreement shall be deemed to refer to the Schedules, Exhibits and Sections in this Agreement. Except as otherwise expressly provided herein, any approval or consent provided to be given by a party hereunder must be in writing to be effective and may be given or withheld in the sole and absolute discretion of such party.

10.6 Governing Law

. This Agreement shall be construed and enforced in accordance with the laws of the state of California.

10.7 Successors and Assigns

. Buyer may not assign or transfer its rights or obligations under this Agreement either directly or indirectly (whether by outright transfer, transfer of ownership interests or otherwise) without the prior written consent of Sellers; provided, however, Buyer may assign its interest in this Agreement on or before the Closing Date to (i) one or more affiliates or subsidiaries of Buyer, or (ii) a joint venture entity, in either case in which Buyer has control and has at least a 20% ownership interest so long as Buyer gives Sellers ten (10) business days' advance written notice thereof and Buyer and the assignee execute and deliver an assignment and assumption agreement in form reasonably satisfactory to Sellers. In the event of a transfer, the transferee shall assume in writing all of the transferor's obligations hereunder, but such transferor shall not be released from its obligations hereunder. No consent given by Sellers to any transfer or assignment of Buyer's rights or obligations hereunder shall be construed as a consent to any other transfer or assignment of Buyer's rights or obligations hereunder. No transfer or assignment in violation of the provisions hereof shall be valid or enforceable. Subject to the foregoing, this Agreement and the terms and provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of the parties.

10.8 Notices

. Any notice which a party is required or may desire to give the other party shall be in writing and may be delivered (1) personally, (2) by United States registered or certified mail, postage prepaid, (3) by Federal Express or other reputable courier service regularly providing evidence of delivery (with charges paid by the party sending the notice), or (4) by facsimile, provided that such telecopy shall be immediately followed by delivery of such notice pursuant to clause (1), (2) or (3) above.

Any such notice to a party shall be addressed at the respective address set forth below (subject to the right of a party to designate a different address for itself by notice similarly given).

<u>To Buyer</u>:

c/o Maguire Properties, Inc.
1733 Ocean Avenue
Suite 400
Santa Monica, CA 90401
Attention: Robert F. Maguire, III

Telecopier: (213) 533-5119

Telephone: (213) 613-____

<u>With copy to</u>:

Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007
Attention: Paul A. Fuhrman
Telecopier: (213) 891-8763
Telephone: (213) 891-8079

<u>To Seller</u>:

c/o Blackstone Real Estate Advisors
1925 Century Park East, Suite 1700
Los Angeles, California 90067
Attention: Mr. Christopher T. Chee
Telecopier: (310) 228-6950
Telephone: (310) 228-6988

<u>With Copy To</u>:

Pircher, Nichols & Meeks

900 North Michigan Avenue, Suite 1050

Chicago, Illinois 60611

Attention: Real Estate Notices: (MAB)

Telecopier: (312) 915-3348

Telephone: (312) 915-3128

Service of any such notice or other communications so made shall be deemed effective on the day of actual delivery (whether accepted or refused) as evidenced by confirmed answerback if by facsimile (provided that if any notice or other communication to be delivered by facsimile cannot be transmitted because of a problem affecting the receiving party's facsimile machine, the deadline for receiving such notice or other communication shall be extended through the next business day), as shown by the addressee's return receipt if by certified mail, and as confirmed by the courier service if by courier; provided, however, that if such actual delivery occurs after 5:00 p.m. (local time where received) or on a non-business day, then such notice or demand so made shall be deemed effective on the first business day after the day of actual delivery. No communications via electronic mail shall be effective to give any notice, request, direction, demand, consent, waiver, approval or other communications hereunder.

10.9 Third Parties

. Except as provided in Section 8.2, nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, and no provision shall give any third parties any right of subrogation or action over or against any party to this Agreement.

10.10 Legal Costs

. The parties hereto agree that they shall pay directly any and all legal costs which they have incurred on their own behalf in the preparation of this Agreement, all deeds and other agreements pertaining to this transaction and that such legal costs shall not be part of the closing costs. In addition, if either Buyer or any Seller brings any suit or other proceeding, including an arbitration proceeding, with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency, arbitrator or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys' fees, expenses and costs of investigation actually incurred. The foregoing includes attorneys' fees, expenses and costs of investigation (including those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes. The provisions of this Section 10.10 shall survive any termination of this Agreement.

10.11 Further Instruments

. Each party will, whenever and as often as it shall be requested so to do by the other, cause to be executed, acknowledged or delivered any and all such further instruments and documents as may be necessary or proper, in the reasonable opinion of the requesting party, in order to carry out the intent and purpose of this Agreement (provided the same do not increase in any material respect the costs to, or liability or obligations of, such party in a manner not otherwise provided for herein). In addition to the foregoing, Sellers agree to execute, acknowledge and deliver a quitclaim deed with respect to development land, if any, located within Orange County, California that is owned by Sellers or was acquired by Sellers or affiliates of Sellers through the merger (the "**Merger**") involving Seller, Blackhawk Acquisition Trust, Blackhawk Acquisition L.P., EOP Operating Partnership and Equity Office Properties Trust, but that was erroneously omitted from the legal descriptions attached as Exhibit A hereto. Sellers shall execute, acknowledge and deliver such quitclaim deed within thirty (30) days after receipt of written notice from Buyer of such erroneous omission.

10.12 Severability

. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each such term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

10.13 Press Releases

. No press release or other public disclosure regarding the terms of this Agreement or the transaction contemplated hereby shall be made without the prior written consent of Buyer and Sellers. However, either party shall have the right to make public disclosures without consent or the requirement of prior notice to the extent required by required by (1) law, including, without limitation, any applicable securities laws (but only if such party gives the other party reasonable notice and an opportunity to retain a restraining order or take other similar protective actions) or (2) the rules and regulations of a securities exchange.

10.14 Tax Deferred Exchange

. A Seller or an affiliate and/or Buyer or an affiliate may desire to dispose of all or a portion of the Property through a tax deferred exchange which qualifies for non-recognition of gain under Section 1031 of the Internal Revenue Code (in each case, an "**Exchange**"; the applicable party engaging in such Exchange being referred to herein as the "**Exchanging Party**" and the other party being referred to herein as the "**Non-Exchanging Party**"). The Non-Exchanging Party shall cooperate with the Exchanging Party in attempting to effectuate such Exchange, including the execution of such documentation as may be reasonably necessary to effect such Exchange, provided that (i) the Non-Exchanging Party shall not incur any additional liability in connection with an Exchange for the benefit of the Exchanging Party, (ii) The Non-Exchanging Party shall not be obligated to take title to any real property (other than the Property), (iii) the Closing Date shall not be extended as a result of the exchange, without the Non-Exchanging Party's prior written consent, and (iv) any additional costs and charges attributable to the Exchange, including attorneys' fees, brokers' commissions and other transaction-related expenses shall be paid for by the Exchanging Party. The Exchanging Party shall indemnify and hold the Non-Exchanging Party harmless from and against all claims, demands, actions, proceedings, damages, losses, liabilities, costs and expenses resulting from such Exchange by such Exchanging Party. The Exchanging Party may substitute an intermediary ("**Intermediary**") to act in place of such Exchanging Party as the seller or buyer, as the case may be, of any Subject Property. The Non-Exchanging Party shall convey or accept, as the case may be, such Subject Property and all other required performance from Intermediary and render its performance of all of its obligations to Intermediary. Performance by Intermediary will be treated as performance by such Exchanging Party. Such Exchanging Party unconditionally guarantees the full and timely performance by Intermediary of each and every one of the representations, warranties, covenants, indemnities, obligations and undertakings of Intermediary. As guarantor, such Exchanging Party shall be treated as a primary obligor with respect to these representations, warranties, covenants, indemnities, obligations and undertakings, and, in the event of breach, the Non-Exchanging Party may proceed directly against such Exchanging Party, subject to the terms and conditions of this Agreement, on this guarantee without the need to join Intermediary as a party to any action against such Exchanging Party. The Exchanging Party unconditionally waives any defense that it might have as guarantor that it would not have if it had made or undertaken these representations, warranties, covenants, indemnities, obligations and undertakings directly. In the event of the breach of any representations, warranties, covenants, obligations and undertakings by such Exchanging Party or Intermediary or in the event of any claim upon any indemnity of such Exchanging Party or Intermediary (whether the representation, warranty, covenant, indemnity, obligation or undertaking is express or implied), the Non-Exchanging Party's exclusive recourse shall be against the Exchanging Party in accordance with the terms of this Agreement and the Non-Exchanging Party shall have no recourse of any type against Intermediary arising from this transaction.

10.15 Anti-Terrorism Law

. Each of the Sellers and Buyer hereby represents and warrants to the other that:

10.15.1 Neither it nor, to its knowledge, its affiliates, is in violation of any laws relating to terrorism, money laundering or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Action of 2001, Public Law 107-56 and Executive Order No. 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) (the "**Executive Order**") (collectively, the "**Anti-Money Laundering and Anti-Terrorism Laws**").

10.15.2 Neither it nor, to its knowledge, its affiliates, is acting, directly or indirectly, on behalf of terrorists, terrorist organizations or narcotics traffickers, including those persons or entities that appear on the Annex to the Executive Order, or are included on any relevant lists maintained by the Office of Foreign Assets Control of U.S. Department of Treasury, U.S. Department of State, or other U.S. government agencies, all as may be amended from time to time.

10.15.3 Neither it nor, to its knowledge, its affiliates or, without inquiry, any of its brokers or other agents, in any capacity in connection with the sale of the Property (A) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person included in the lists set forth in the preceding paragraph, (B) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (C) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Money Laundering and Anti-Terrorism Laws.

10.15.4 It understands and acknowledges that the other may become subject to further anti-money laundering regulations, and agrees to execute instruments, provide information, or perform any other acts as may reasonably be requested by the other, for the purpose of: (A) carrying out due diligence as may be required by applicable law to establish its identity and source of funds; (B) maintaining records of such identities and sources of funds, or verifications or certifications as to the same; and (C) taking any other actions as may be required to comply with and remain in compliance with anti-money laundering regulations applicable to the other.

10.15.5 Neither it, nor any person controlling or controlled by it, is a country, territory, individual or entity named on a "Government List" (as hereinafter defined), and the monies used in connection with this Agreement and amounts committed with respect thereto, were not and are not derived from any activities that contravene any applicable anti-money laundering or anti-bribery laws and regulations (including funds being derived from any person, entity, country or territory on a Government List or engaged in any unlawful activity defined under Title 18 of the United States Code, Section 1956(c)(7)).

10.15.6 "**Government List**" means any of (A) the two lists maintained by the United States Department of Commerce (Denied Persons and Entities), (B) the list maintained by the United States Department of Treasury (Specially Designated Nationals and Blocked Persons), and (C) the two lists maintained by the United States Department of State (Terrorist Organizations and Debarred Parties).

10.16 Tax Certiorari Proceedings

.

10.16.1 Prosecution and Settlement of Proceedings

. Each Seller reserves (and shall have) the right to prosecute and settle any tax reduction proceedings in respect of its Underlying Property, relating to any fiscal years ending prior to the fiscal year in which the Closing occurs. If any tax reduction proceedings in respect of any Underlying Property, relating to the fiscal year in which the Closing occurs, are pending at the time of Closing, then the applicable Seller reserves (and shall have) the right to continue to prosecute and settle the same. However, no such proceeding relating to the fiscal year in which the Closing occurs may be settled without the prior written consent of both the applicable Seller and Buyer, which consent shall not be unreasonably withheld. The parties shall reasonably cooperate with one another in connection with the prosecution of any such tax reduction proceedings.

10.16.2 Application of Refunds or Savings

. Any refunds or savings in the payment of taxes resulting from such tax reduction proceedings applicable to taxes payable during the period prior to the date of the Closing (and allocable to any Subject Property) shall belong to and be the property of the applicable Seller, and any refunds or savings in the payment of taxes applicable to taxes payable from and after the date of the Closing (and allocable to any Subject Property) shall belong to and be the property of Buyer; provided, however, that if any such refund creates an obligation to reimburse any tenants under any Lease for any rents or additional rents paid or to be paid, that portion of such refund equal to the amount of such required reimbursement (after deduction of allocable expenses as may be provided in such Lease to such tenant) shall, at the applicable Seller's election, either (a) be paid to Buyer, and Buyer shall disburse the same to such tenants or (b) be paid directly to the tenants entitled thereto. All attorneys' fees and other expenses incurred in obtaining such refunds or savings shall be apportioned between the applicable Seller and Buyer in proportion to the gross amount of such refunds or savings payable to the applicable Seller and Buyer, respectively (without regard to any amounts reimbursable to tenants); provided, however, that neither the applicable Seller nor Buyer shall have any liability for any such fees or expenses incurred by the other party in excess of the refund or savings paid to such other party.

10.17 Acceptance of Deed

. The acceptance of the Deeds and the Ground Leasehold Assignments by Buyer shall be deemed full compliance by Sellers of all of Sellers' obligations under this Agreement except for those obligations of Sellers which are specifically stated to survive the Closing hereunder.

10.18 Counterparts

. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

10.19 Effectiveness

. In no event shall any draft of this Agreement create any obligation or liability, it being understood that this Agreement shall be effective and binding only when a counterpart hereof has been executed and delivered by each party hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.,
       a Maryland corporation
       its General Partner

By: /s/ Paul Rutter
Name: Paul Rutter
Its: Executive Vice President

1920 MAIN PLAZA OWNER:

CA-1920 Main Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
  a Delaware limited liability company,
  its general partner

  By: /s/ Christopher Chee
  Name: Christopher Chee
  Its: Vice President

2010 MAIN PLAZA OWNER:

CA-2010 Irvine Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
  a Delaware limited liability company,
  its general partner

  By: /s/ Christopher Chee
  Name: Christopher Chee
  Its: Vice President

INWOOD PARK OWNER:

CA-Inwood Park Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
  a Delaware limited liability company,
  its general partner

  By: /s/ Christopher Chee
  Name: Christopher Chee
  Its: Vice President

1201 DOVE STREET OWNER:

CA-Dove Street Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

18301 VON KARMAN OWNER:

CA-18301 Von Karman Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

18581 TELLER OWNER:

CA-18581 Teller Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

2600 MICHELSON OWNER:

CA-2600 Michelson Drive Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

FAIRCHILD CORPORATE CENTER OWNER:

CA-Fairchild Corporate Center Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

REDSTONE PLAZA OWNER:

CA-Redstone Plaza Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

TOWER 17 OWNER:

CA-Tower 17 Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

500 ORANGE TOWER OWNER:

CA-Orange Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

STADIUM TOWERS OWNER:

CA-Stadium Towers Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
       a Delaware limited liability company,
       its general partner

       By: /s/ Christopher Chee
       Name: Christopher Chee
       Its: Vice President

BREA FINANCIAL COMMONS OWNER:

CA-Brea Place Associates Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

1100 EXECUTIVE TOWER OWNER:

CA-Executive Tower Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

LINCOLN TOWN CENTER OWNER:

CA-2677 North Main Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

3800 CHAPMAN OWNER:

CA-The City Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
          a Delaware limited liability company,
          its general partner

          By: /s/ Christopher Chee
          Name: Christopher Chee
          Its: Vice President

CITY PARKWAY OWNER:

CA-The City Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
          a Delaware limited liability company,
          its general partner

          By: /s/ Christopher Chee
          Name: Christopher Chee
          Its: Vice President

CITY PLAZA OWNER:

CA-The City Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
          a Delaware limited liability company,
          its general partner

          By: /s/ Christopher Chee
          Name: Christopher Chee
          Its: Vice President

CITY TOWER OWNER:

CA-The City Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

BIXBY RANCH OWNER:

EOP-Bixby Ranch, L.L.C.,
a Delaware limited liability company

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

GRIFFIN TOWERS OWNER:

CA-Griffin Towers Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

INWOOD PARK II DEVELOPMENT PARCEL OWNER:

CA-Inwood Park II Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

CITIBANK OWNER:

CA-4050 Metropolitan Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

CITY TOWER II DEVELOPMENT OWNER:

CA-The City (City Tower Two) Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

500 ORANGE CENTER DEVELOPMENT OWNER:

CA-Orange Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

STADIUM TOWERS II DEVELOPMENT OWNER:

CA-Stadium Towers II Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

550 SOUTH HOPE OWNER:

CA-550 South Hope Street Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
        a Delaware limited liability company,
        its general partner

        By: /s/ Christopher Chee
        Name: Christopher Chee
        Its: Vice President

BREA CORPORATE PLACE LEASEHOLD OWNER:

CA-Brea Place Associates Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President

TWO CALIFORNIA PLAZA LEASEHOLD OWNER:

CA-Two California Plaza Limited Partnership,
a Delaware limited partnership

By: EOP Owner GP L.L.C.,
      a Delaware limited liability company,
      its general partner

      By: /s/ Christopher Chee
      Name: Christopher Chee
      Its: Vice President